Exhibit 99.1

F-i

 MANAGEMENT'S REPORT

To the Shareholder of NOVA Chemicals Corporation

        The Consolidated Financial Statements and other financial information included in this annual report have been prepared by management. It is management's responsibility to ensure that sound judgment, appropriate accounting principles and methods and reasonable estimates have been used in the preparation of this information. They also ensure that all information presented is consistent.

        Management also is responsible for establishing and maintaining internal controls and procedures over the financial reporting process. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. In addition, the Company has adopted a code of ethics that applies to its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The business conduct policy and the code of ethics can be viewed on NOVA Chemicals' website (www.novachemicals.com). Management believes the system of internal controls, review procedures and established policies provide reasonable assurance as to the reliability and relevance of financial reports. Management also believes that NOVA Chemicals' operations are conducted in conformity with the law and with a high standard of business conduct.

        During the past year, we have continued our efforts to improve and document the design and operating effectiveness of internal control over external financial reporting. The effectiveness of internal control over financial reporting has been subjected to audit by the shareholders' auditors. As at year-end, we have reported that internal control over financial reporting is effective. In compliance with Section 302 of the United States Sarbanes-Oxley Act of 2002, NOVA Chemicals' Chief Executive Officer and Chief Financial Officer will provide to the Securities and Exchange Commission a certification related to NOVA Chemicals' annual disclosure document in the U.S. (Form 20-F). The same certification will be provided to the Canadian Securities Administrators.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee reviews the financial statements and annual report and recommends them to the Board for approval. The Audit Committee meets with management, internal auditors and external auditors to discuss internal controls, auditing matters and financial reporting issues. Internal and external auditors have full and unrestricted access to the Audit Committee. The Audit Committee also recommends a firm of external auditors to be appointed by the shareholder.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President, Chief Financial Officer & Treasurer
March 15, 2010 Calgary, Canada

 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        The following report is provided by management in respect of NOVA Chemicals' internal control over financial reporting (as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1934):

1.
NOVA Chemicals' management is responsible for establishing and maintaining adequate internal control over financial reporting for NOVA Chemicals.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of NOVA Chemicals' internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of NOVA Chemicals' internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of NOVA Chemicals' internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of NOVA Chemicals' internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

3.
NOVA Chemicals' Consolidated Financial Statements include the accounts of the INEOS NOVA joint venture via proportionate consolidation in accordance with Canadian GAAP. Management is unable to evaluate the effectiveness of internal control within the joint venture due to the fact that NOVA Chemicals does not have the right or authority to evaluate the internal controls of the joint venture and does not have the access necessary, in practice, to evaluate those controls. Management's conclusion regarding the effectiveness of internal controls does not extend to the internal controls of the joint venture. The 2009 Consolidated Financial Statements of NOVA Chemicals included $270 million and $29 million of total and net assets, respectively, related to the INEOS NOVA joint venture as of December 31, 2009, $617 million and $4 million of revenues and net loss, respectively, for the period from July 6, 2009 to December 31, 2009 and $520 million and $7 million of revenues and net income, respectively, for the period from January 1, 2009 to July 5, 2009.

4.
Management has assessed the effectiveness of NOVA Chemicals' internal control over financial reporting, as at December 31, 2009, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses in NOVA Chemicals' internal control over financial reporting that have been identified by management.

5.
Ernst & Young LLP, who has audited the Consolidated Financial Statements of NOVA Chemicals for the year ended December 31, 2009, has also issued a report on internal controls under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page F-3.

/s/ Randy Woelfel RANDY WOELFEL Chief Executive Officer	/s/ Todd Karran TODD KARRAN Senior Vice President, Chief Financial Officer & Treasurer
March 15, 2010 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

Under Canadian Generally Accepted Auditing Standards and the Standards of
the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the related Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the results of its operations and its cash flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007, in conformity with Canadian Generally Accepted Accounting Principles.

        As discussed in Note 2 to the Consolidated Financial Statements, in 2009 the Corporation made changes to its methods of accounting for goodwill and intangible assets, credit risk and the fair value of financial assets and financial liabilities, business combinations and financial instruments relating to recognition, measurement and disclosure. In 2008 the Corporation made changes to its methods of accounting for inventories and its Deferred Share Units Plan and in 2007 made changes to its methods of accounting for stock-based compensation, financial instruments and hedges and also changed its presentation of equity and changes in equity, including reporting of comprehensive income. As discussed in Note 23 in 2007, the Corporation made changes for reporting under United States Generally Accepted Accounting Principles to its methods of accounting for uncertainty in income taxes and defined benefit pension and other post-retirement plans.

        We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), NOVA Chemicals Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP Chartered Accountants March 15, 2010 Calgary, Canada

 INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS

Under Standards of the Public Company Accounting Oversight Board (United States)

TO THE SHAREHOLDER OF NOVA CHEMICALS CORPORATION

        We have audited NOVA Chemicals Corporation (NOVA Chemicals or the Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). NOVA Chemicals' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the INEOS NOVA joint venture, included in NOVA Chemicals' 2009 Consolidated Financial Statements and constituting $270 million and $29 million of total and net assets, respectively, as of December 31, 2009, $617 million and $4 million of revenues and net loss, respectively, for the period from July 6, 2009 to December 31, 2009 and $520 million and $7 million of revenues and net income, respectively, for the period from January 1, 2009 to July 5, 2009. Our audit of internal control over financial reporting of NOVA Chemicals did not include an evaluation of the internal controls over financial reporting of the INEOS NOVA joint venture.

        In our opinion, NOVA Chemicals maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of NOVA Chemicals Corporation as at December 31, 2009 and 2008, and the Consolidated Statements of Income (Loss), Comprehensive Income (Loss), Changes in Shareholders' Equity, and Cash Flows for the periods from January 1, 2009 to July 5, 2009 and from July 6, 2009 to December 31, 2009 and for each of the years in the two-year period ended December 31, 2008 and 2007, and our report dated March 15, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP Chartered Accountants March 15, 2010 Calgary, Canada

 CONSOLIDATED STATEMENTS OF INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
(millions of U.S. dollars)	Successor	Predecessor
Revenue	$2,179	$1,871	$7,366	$6,732
Feedstock and operating costs (excluding depreciation)	1,712	1,683	6,852	5,597
Selling, general and administrative	99	171	225	207
Research and development	20	20	52	50
Foreign exchange loss (gain) (Note 22)	105	39	(117)	—
Restructuring charges (Note 15)	23	42	37	86
Depreciation and amortization	131	130	261	237

	2,090	2,085	7,310	6,177

Operating income (loss)	89	(214)	56	555

Interest expense, net (Note 10)	(85)	(94)	(156)	(175)
Other gains (losses) (Note 16)	1	6	(2)	20

	(84)	(88)	(158)	(155)

Income (loss) before income taxes	5	(302)	(102)	400
Income tax (expense) recovery (Note 17)	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
(millions of U.S. dollars)	Successor	Predecessor
Net (loss) income	$(2)	$(239)	$(40)	$348
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale securities, net of tax of $0	—	—	1	(1)
Unrealized gain (loss) on translation of self-sustaining foreign operations	5	4	(147)	231

	5	4	(146)	230

Comprehensive income (loss)	$3	$(235)	$(186)	$578

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

December 31 (millions of U.S. dollars)	2009	2008 Restated(1)
	Successor	Predecessor
ASSETS
Current assets
Cash and cash equivalents	$267	$74
Accounts receivable (Note 4)	370	290
Inventories (Note 5)	622	529
Prepaid expenses and other assets	48	34
Future income taxes (Note 17)	3	68
Restricted cash (Note 10)	—	49

	1,310	1,044
Intangible assets, net (Note 6)	493	—
Other non-current assets (Note 7)	101	155
Future income taxes (Note 17)	59	—
Property, plant and equipment, net (Note 8)	3,570	2,808

	$5,533	$4,007

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Bank loans	$1	$2
Accounts payable and accrued liabilities (Note 9)	678	781
Future income taxes (Note 17)	6	—
Long-term debt due within one year (Note 10)	312	380

	997	1,163
Long-term debt (Note 10)	1,512	1,270
Deferred credits and long-term liabilities (Note 11)	420	302
Future income taxes (Note 17)	811	377

	3,740	3,112

SHAREHOLDERS' EQUITY
Common shares (Note 3 and 12)	849	508
Contributed surplus (Note 3)	941	25
Accumulated other comprehensive income	5	462
Deficit (Note 3)	(2)	(100)

	1,793	895

	$5,533	$4,007

Contingencies and commitments (Notes 10, 20 and 22)

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

On behalf of the Board:

/s/ David Davies DAVID DAVIES Chairman of the Audit Committee	/s/ Randy Woelfel RANDY WOELFEL Director

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CASH FLOW

			Year Ended Dec. 31
(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
	Successor	Predecessor
OPERATING ACTIVITIES
Net (loss) income	$(2)	$(239)	$(40)	$348
Depreciation and amortization	131	130	261	237
Future income tax (recovery) expense (Note 17)	(13)	6	(119)	(57)
Other (gains) losses (Note 16)	(1)	(6)	2	(20)
Stock option expense (Note 13)	—	—	2	2
Unrealized (gain) loss on derivatives (Note 22)	(51)	(6)	87	(21)
Unrealized foreign exchange loss (gain)	86	45	(119)	—
Amortization on bond discounts	13	—	—	—
Non-cash restructuring charges (Note 15)	—	17	25	61

	163	(53)	99	550
Changes in non-cash working capital
Accounts receivable	(36)	(83)	281	(53)
Inventories	(142)	44	317	(232)
Accounts payable and accrued liabilities	25	(133)	(354)	176
Other current assets	—	(5)	(40)	(4)

	(153)	(177)	204	(113)
Changes in non-current assets and liabilities	(30)	(27)	(31)	(108)

Cash (used in) provided by operating activities	(20)	(257)	272	329
INVESTING ACTIVITIES
Capitalized interest	(1)	—	—	—
Proceeds on sales of assets, investments and other capital transactions	—	—	—	6
Property, plant and equipment additions	(60)	(41)	(166)	(156)
Turnaround costs, long-term investments and other assets	(18)	(9)	(44)	(42)
Acquisition of production rights	—	—	—	(30)

Cash used in investing activities	(79)	(50)	(210)	(222)
FINANCING ACTIVITIES
(Decrease) increase in current bank loans	—	(2)	(1)	2
(Decrease) increase in revolving debt	(736)	546	37	(4)
Long-term debt additions	704	201	1	1
Long-term debt repayments	(203)	(252)	(128)	(12)
Common shares issued (Note 3)	350	—	3	8
Options retired for cash (Note 13)	—	—	—	(6)
Common share dividends	—	(7)	(31)	(31)

Cash provided by (used in) financing activities	115	486	(119)	(42)
Increase (decrease) in cash due to exchange rates	1	(3)	13	—

Increase (decrease) in cash and cash equivalents	17	176	(44)	65
Cash and cash equivalents, beginning of period	250	74	118	53

Cash and cash equivalents, end of period	$267	$250	$74	$118

Cash tax payments, net of refunds	$(5)	$(28)	$47	$62
Cash interest payments	$62	$80	$190	$172

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

See accompanying Notes to Consolidated Financial Statements

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

			Year Ended Dec. 31
(millions of U.S. dollars)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	2008 Restated(1)	2007 Restated(1)
	Successor	Predecessor
Common shares
Balance at beginning of period	$508	$508	$505	$497
Common shares issued	350	—	3	8
Push-down adjustment (Note 3)	(9)	—	—	—

Balance at end of period	$849	$508	$508	$505

Contributed surplus
Balance at beginning of period	$27	$25	$27	$25
Push-down adjustment (Note 3)	902	—	—	—
Forgiveness of IPIC fees/interest (Note 3)	12	—	—	—
Contribution of post-retirement plans to INEOS NOVA (Note 18)	—	—	(4)	—
Stock option compensation cost	—	—	2	2
Other	—	2	—

Balance at end of period	$941	$27	$25	$27

Deficit
Balance at beginning of period	(327)	$(100)	$(68)	$(380)
Net (loss) income	(2)	(239)	(40)	348
Push-down adjustment (Note 3)	327
Adoption of inventory full costing (Note 2)	—	—	39	—
Adoption of EIC-173 (Note 2)	—	12	—	—
Common share dividends	—	—	(31)	(31)
Stock options retired for cash	—	—	—	(5)

Balance at end of period	$(2)	$(327)	$(100)	$(68)

Accumulated other comprehensive income
Balance at beginning of period	$466	$462	$608	$378
Push-down adjustment (Note 3)	(466)	—	—	—
Other comprehensive income (loss):
Unrealized gain (loss) on translation of self-sustaining foreign operations	5	4	(147)	231
Unrealized gain (loss) on available-for-sale securities	—	—	1	(1)

Balance at end of period	$5	$466	$462	$608

Total shareholders' equity	$1,793	$674	$895	$1,072

Common shares(2)
Balance at beginning of period	83,160,889	83,160,889	83,054,528	82,561,272
Common shares issued—IPIC (Note 3)	58,333,333	—
Common shares issued for cash on exercise of stock options (Note 13)	—	—	105,197	357,683
Common shares issued as share appreciation rights on exercise of stock options (Note 13)	—	—	1,164	135,573

Balance at end of period	141,494,222	83,160,889	83,160,889	83,054,528

(1)
Restated for adoption of CICA 3064, Goodwill and Intangible Assets, see Note 2.

(2)
Unlimited number of authorized voting common shares without par value, non-voting first preferred shares and non-voting second preferred shares. Currently only common shares are issued and outstanding.

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION

  NOVA Chemicals is a corporation continued under the laws of the Business Corporations Act (New Brunswick). Where used in these financial statements, "NOVA Chemicals" or "the Corporation" or "the Company" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used. The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries and the proportionate share of the accounts of its joint ventures. Where reference is made to balances due to and from, and transactions with affiliate, "affiliate" means INEOS NOVA (see Note 7) and other joint ventures. These transactions arise from business conducted between NOVA Chemicals and INEOS NOVA and other joint ventures.

  These Consolidated Financial Statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described in Note 23, "United States Generally Accepted Accounting Principles" (U.S. GAAP).

  The Corporation reports its Consolidated Financial Statements in U.S. dollars. The Corporation used the Canadian dollar as its functional currency for its Canadian operations from inception of the Company to Sep. 30, 2008. Effective Oct. 1, 2008, NOVA Chemicals changed its functional currency to the U.S. dollar (see Note 2).

  The preparation of these Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ materially from those estimates due to factors such as fluctuations in commodity prices, foreign exchange rates, interest rates, changes in economic conditions and regulatory changes. Examples of significant estimates include the following: the estimated useful lives of assets; the recoverability of tangible and intangible assets; certain actuarial and economic assumptions used in determining defined benefit plan costs, accrued benefit obligations and pension plan assets; estimates of cash flows related to environmental site restoration and clean-up and the resulting asset retirement obligations; assumptions used in impairment calculations for property, plant and equipment and intangibles; estimates for the allowance for doubtful accounts; assumptions used in estimating the net realizable value of inventory; the estimated tax valuation allowance and tax reserve and assumptions used in determining the fair values of all identifiable assets and liabilities in connection the International Petroleum Investment Company (IPIC) acquisition described below and in Note 3. In determining the fair values for all identifiable assets and liabilities, management applied judgments in many areas for estimating cash flow from mid 2009 to 2015 and with respect to terminal values beyond that date. These judgments were made with data available on July 6, 2009—the acquisition date. Assumptions were made regarding product selling prices, feedstock costs, future supply/demand dynamics, inflation, discount rates, foreign exchange rates and others. The Company based these assumptions on its industry knowledge and Chemical Market Associates, Inc. data or other outside sources. In all cases, the Company believes the assumptions are fair and reasonable.

  On February 23, 2009, NOVA Chemicals entered into an Arrangement Agreement with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals' outstanding common shares for cash consideration of $6.00 per share. On July 6, 2009, IPIC completed the acquisition of NOVA Chemicals by way of a plan of arrangement (the Arrangement) under the Canada Business Corporations Act, and pursuant to the Arrangement, a wholly-owned subsidiary of IPIC acquired all of the issued and outstanding common shares of NOVA Chemicals for $6.00 per share in cash. On July 6, 2009, NOVA Chemicals was continued under the laws of the Business Corporations Act (New Brunswick) and its common shares were delisted from the New York Stock Exchange (NYSE) and Toronto Stock Exchange (TSX). The purchase price of the Arrangement, including assumption of NOVA Chemicals' net debt obligations, was approximately $2.8 billion. NOVA Chemicals elected to use push-down accounting under the Canadian Institute of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

1.     BASIS OF PRESENTATION (Continued)

  Chartered Accountants (CICA) 1625, Comprehensive Revaluation of Assets and Liabilities, which resulted in the Company's assets and liabilities being comprehensively revalued to be consistent with the values recorded by IPIC in accordance with business combination accounting standards. In this respect, NOVA Chemicals applied for the first time and prospectively, the principles of CICA 1582, Business Combinations, in connection with the push-down accounting. As a result, the carrying values of all identifiable assets and liabilities have been adjusted to their respective fair values on July 6, 2009. Although NOVA Chemicals continues as the same legal entity after the IPIC acquisition, the accompanying consolidated balance sheets, statements of net (loss) income, changes in shareholders' equity and statements of comprehensive (loss) income are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding completion of the IPIC acquisition. These separate periods are presented to reflect the new accounting basis established for NOVA Chemicals as of July 6, 2009, and highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects equity contributions from IPIC. See Note 3 for further disclosure of the IPIC acquisition.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  CHANGES IN ACCOUNTING POLICIES

Description	Date of adoption	Impact
CANADIAN GAAP

Amendments to CICA 3862, Financial Instruments: Disclosures, requires enhanced disclosures for financial instruments including classification of fair value measurements and methods using a fair value hierarchy and, when a valuation technique is used, the assumptions used in determining fair value of each class of financial assets and liabilities. These amendments are to be applied prospectively.	Dec. 31, 2009	Disclosure only, see Note 22

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, provide criteria with regard to determining whether an embedded prepayment option is closely related to its host contract. Specifically the amendment provides that an option that compensates the lender for lost interest on reinvestment will be considered closely related to a debt host instrument. This amendment will further harmonize Canadian GAAP with International Financial and Reporting Standards (IFRS) and U.S. GAAP.	Oct. 1, 2009	NOVA Chemicals applied this amendment and determined that senior notes issued in October 2009 (See Note 10) do not contain embedded derivatives.

Scope amendments to CICA 1506, Accounting Changes, provide that this Section shall be applied to a change in individual accounting policies but not to changes in accounting policies upon the complete replacement of an entity's primary basis of accounting.	Annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009	NOVA Chemicals' adoption of IFRS on Jan. 1, 2011 will not qualify as an accounting change under CICA 1506

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

Emerging Issues Committee (EIC) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of derivative instruments. The accounting treatment in this Abstract should be applied retrospectively with or without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.	March 31, 2009
Resulted in a one-time credit to opening retained earnings on Jan. 1, 2009 and a corresponding decrease in mark-to-market feedstock liabilities of $18 million ($12 million after-tax). During the 2009 Predecessor period, the initial EIC 173 impact was reduced by $16 million ($11 million after-tax), and decreased an additional $9 million ($6 million after-tax) during the 2009 Successor period.

Amendments to CICA 1625, Comprehensive Revaluation of Assets and Liabilities, and CICA 3251, Equity, and new standards CICA 1582, Business Combinations, CICA 1601, Consolidated Financial Statements, and CICA 1602, Non-controlling Interests, provide guidance on business combinations and the methodology to be used in the accounting therefor, including the revaluation of assets and liabilities. As a result of the IPIC transaction, NOVA Chemicals early adopted these standards.	Jan. 1, 2009
See Note 3 for the impact of the IPIC acquisition under CICA 3251, CICA 1582 and CICA 1625; No material impact from CICA 1601 and CICA 1602; however this guidance may impact potential future business transactions

CICA 3064, Goodwill and Intangible Assets, replaced CICA 3062, Goodwill and Other Intangible Assets, and results in withdrawal of CICA 3450, Research and Development Costs, and amendments to Accounting Guideline (AcG) 11, Enterprises in the Development Stage, and CICA 1000, Financial Statement Concepts. The Standard intends to reduce the differences with IFRS in the accounting for intangible assets and results in closer alignment with U.S. GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP. The objectives of CICA 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing as assets items that do not meet the definition and recognition criteria is eliminated. The Standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.	Jan. 1, 2009	See discussion on page F-17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

EIC 172, Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, provides the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in Other Comprehensive Income (OCI), should be recognized in income. This Abstract will also apply in other circumstances when an unrealized gain is recognized in OCI.	Sep. 30, 2008	No material impact

Amendments to CICA 3855, Financial Instruments—Recognition and Measurement, and CICA 3862, Financial Instruments—Disclosures, permits reclassification of financial assets in specified circumstances. The amendments are intended to ensure consistency of Canadian GAAP with IFRS and U.S. GAAP and allow entities to move financial assets out of categories that require fair value changes to be recognized in net income. These assets will remain subject to impairment testing and the amendments involve extensive disclosure requirements.	Effective for reclassifications made on or after July 1, 2008	No material impact

CICA 1535, Capital Disclosures, specifies disclosures of (1) information about the entity's objectives, policies and processes for managing capital structure; (2) quantitative data about what the entity regards as capital; and (3) whether the entity has complied with externally imposed capital requirements and if it has not complied, the consequences of such non-compliance.	Jan. 1, 2008	Disclosure only, see Note 22

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.	Jan. 1, 2008	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3031, Inventories, replaces CICA 3030, Inventories. The new Standard is the Canadian equivalent to IFRS IAS 2, Inventories. The main features of CICA 3031 are: (1) measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory; (2) cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects assigned by using a specific identification of their individual costs; (3) consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted-average cost formula; (4) reversal of previous write-downs to net realizable value when there is a subsequent increase in value of inventories; and (5) possible classification of major spare parts and servicing stand-by equipment as property, plant and equipment (CICA 3061—Property, Plant and Equipment, was amended to reflect this change).	Jan. 1, 2008	One-time credit on Jan. 1, 2008 to opening retained earnings and a corresponding increase in opening inventory of $47 million ($39 million after-tax)

NOVA Chemicals' inventories are carried at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and beginning Jan. 1, 2008, includes all costs of purchase, costs of conversion (direct costs and an allocation of fixed and variable production overhead costs) and other costs incurred in bringing the inventories to their present location and condition.

EIC 169, Determining Whether a Contract is Routinely Denominated in a Single Currency, provides guidance on how under CICA 3855, Financial Instruments—Recognition and Measurement, to define or apply the term "routinely denominated in commercial transactions around the world" when assessing contracts for embedded foreign currency derivatives. It also determines what factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity is routinely denominated in a particular currency in commercial transactions around the world. EIC 169 must be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with CICA 3855.	Jan. 1, 2008	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3862, Financial Instruments—Disclosure, and CICA 3863, Financial Instruments—Presentation, replace CICA Section 3861, Financial Instruments—Disclosure and Presentation, and revises and enhances the disclosure requirements and carry forward, substantially unchanged, the presentation requirements. These Standards emphasize the significance of financial instruments for the entity's financial position and performance, the nature and extent of risks arising from financial instruments and how these risks are managed. These Standards are applicable to interim and annual periods relating to fiscal years beginning on or after Oct. 1, 2007. NOVA Chemicals chose to early adopt these Standards.	Dec. 31, 2007	Disclosure only

EIC 166, Accounting Policy for Transaction Costs, requires an entity to disclose the accounting policy for transaction costs for all financial assets and liabilities other than those classified as held for trading. Transaction costs can either be recognized in net income or added to the initial carrying amount of the asset or liability it is directly attributable to. The same accounting policy must be chosen for all similar financial instruments, but a different accounting policy may be chosen for financial instruments that are not similar. EIC 166 should be applied retrospectively to transaction costs accounted for in accordance with CICA Section 3855 in financial statements issued for interim and annual periods ending on or after Sept. 30, 2007. NOVA Chemicals' accounting policy with respect to transaction costs has been to capitalize all transaction costs for all financial instruments (except for those classified as held for trading). This policy did not change as a result of adopting EIC 166.	Sep. 30, 2007	No material impact

CICA 1506, Changes in Accounting Policies and Estimates and Errors, provides that an entity is permitted to change accounting policies only when it is required by a primary source of GAAP, or when the change results in a reliable and more relevant presentation in the financial statements.	Jan. 1, 2007	No material impact

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 1530, Comprehensive Income, establishes standards for reporting and presentation of comprehensive income (loss), which is defined as the change in equity from transactions and other events and circumstances from non-owner sources. As a result of adopting CICA Section 1530, two new statements, Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss), have been presented. Comprehensive income (loss) is composed of NOVA Chemicals' net income (loss) and OCI. OCI includes unrealized gains (losses) on available-for-sale financial assets, foreign currency translation gains (losses) on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges (not including the amount of ineffectiveness, if any), all net of income taxes. The components of Comprehensive Income (Loss) are disclosed in the Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income (Loss).	Jan. 1, 2007	Disclosure only

CICA 3251, Equity, establishes rules for the presentation of equity and changes in equity during the reporting periods. The requirements of this Section have been effected in the presentation of the Consolidated Statements of Changes in Shareholders' Equity.	Jan. 1, 2007	Disclosure only

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Description	Date of adoption	Impact

CICA 3855, Financial Instruments—Recognition and Measurement, is intended to harmonize Canadian GAAP, U.S. GAAP and IFRS and establishes standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. Previous standards addressed disclosure and presentation matters only. All financial instruments are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost. CICA 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale or usage requirements. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in fair value of recognized derivatives are included in net income in the period in which they arise unless specific hedge accounting criteria are met. Also, it is NOVA Chemicals' policy that transaction costs related to all financial assets and liabilities be added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are expensed.	Jan. 1, 2007
Because the standard requires long-term debt to be measured at amortized cost, certain deferred debt discount and issuance costs that were previously reported as long-term assets on the Consolidated Balance Sheets were reclassified on a prospective basis and are now being reported as a reduction of the respective debt obligations ($17 million was reclassified as of Jan. 1, 2007). Also, certain investments in non-affiliated entities classified as available- for-sale are now measured at fair value. Previously, these investments were measured at cost. On Jan. 1, 2007, the impact of this change was not material.

CICA 3865, Hedges, replaces and expands AcG-13, Hedging Relationships, and the hedging guidance in CICA 1650, Foreign Currency Translation, and sets the standards for when and how hedge accounting may be applied, further restricting which hedging relationships qualify for hedge accounting. Also included in the Standard is the concept that the ineffective portion of an otherwise qualifying hedging relationship would be included in earnings of the period. Hedge accounting ensures the recording, in the same period, of counterbalancing gains, losses, revenues and expenses from designated derivative financial instruments as those related to the hedged item.	Jan. 1, 2007
On Jan. 1, 2007, NOVA Chemicals has reclassified, on a prospective basis from various current and long-term liability accounts to Long- term debt on the Consolidated Balance Sheets, a deferred gain of $4 million which represented the remaining gain on settlement of a derivative instrument previously (under AcG-13) designated as a hedge.

  NOVA Chemicals adopted CICA 3064 on Jan. 1, 2009. Assets such as pre-production costs and start-ups costs, which no longer meet the definition of intangible assets as prescribed by CICA 3064 were removed from the balance sheet and in accordance with CICA 1506, Accounting Changes, these changes have been applied retrospectively. The effect of the restatement at Dec. 31, 2006 was to decrease Other non-current assets by $37 million, decrease Future income tax liability by $12 million, increase Accumulated other comprehensive income (AOCI) by $1 million and increase the Deficit by $26 million. The after-tax impact to net income in 2008 and 2007 was $8 million and $1 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The following summarizes the impact of the adoption of CICA 3064 in the periods presented:

	As Previously Reported	Change in Accounting Policy	As Restated
Deficit at Dec. 31, 2006	$(354)	$(26)	$(380)
Net income for the year ended Dec. 31, 2007	347	1	348
Other changes during the year ended Dec. 31, 2007	(36)	—	(36)

Deficit at Dec. 31, 2007	$(43)	$(25)	$(68)
Net loss for the year ended Dec. 31, 2008	(48)	8	(40)
Other changes during the year ended Dec. 31, 2008	8	—	8

Deficit at Dec. 31, 2008	$(83)	$(17)	$(100)

Other non-current assets at Dec. 31, 2008	$182	$(27)	$155

Future income taxes at Dec. 31, 2008	$385	$(8)	$377

Accumulated other comprehensive income (loss) at Dec. 31, 2008	$464	$(2)	$462

  CASH AND CASH EQUIVALENTS

  Short-term investments with initial maturities not greater than 90 days are considered to be cash equivalents and are recorded at cost, which approximates current market value.

  ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Trade accounts receivable are recorded at the invoiced amount and do not bear interest. NOVA Chemicals maintains an allowance for doubtful accounts for estimated losses on accounts that may become uncollectible. The allowance is based on the Corporation's historical percentage of uncollectible accounts, current delinquent customer accounts and management's assessment of the current business environment and its potential impact on the Corporation's customers. NOVA Chemicals considers a receivable delinquent if it is unpaid after the terms of the related invoice have expired. The allowance is evaluated quarterly based on a review of the aged receivables. Accounts receivable are written off to the allowance account at the time a customer receivable is known to be uncollectible or are written down to their estimated net realizable value if not collectible in full.

  FOREIGN CURRENCY TRANSLATION

  NOVA Chemicals' financial results are impacted by both translation and transaction currency effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, the Corporation's operations were considered self-sustaining and were translated into U.S. dollars using the current rate method. Resulting translation gains or losses were deferred in (AOCI) until there was a realized reduction of the net investment in the foreign operations. In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian operations. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI. The AOCI was subsequently eliminated due to the application of push-down accounting (see Note 3). See Note 22 for impacts of the change in functional currency.

  Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to Oct. 1, 2008, these transaction gains and losses were recorded in Feedstock and operating costs and Selling, general and administrative expenses in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, these transaction gains and losses are recorded in Foreign exchange loss (gain) in the Consolidated Statements of Income (Loss).

  DERIVATIVE INSTRUMENTS

  The Corporation sells petrochemical products at prices denominated in various currencies; purchases energy commodities; invests in foreign operations; and issues short—and long-term debt, including amounts in foreign currencies. These activities result in exposures to fluctuations in foreign currency exchange rates, commodity prices and interest rates. NOVA Chemicals may choose to modify these exposures by entering into contractual arrangements (derivatives), which reduce the exposure by creating offsetting positions. Derivative instruments are used only for economic hedges of foreign exchange rate, commodity price, interest rate and stock price volatility risks. NOVA Chemicals enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. In addition, the credit risk of financial instruments with a positive fair value is minimized by way of limit management, which sets individual relative and absolute figures for risk exposure depending on the counterparty's credit rating. The Company has not experienced any credit losses on derivatives during the three-year period ended Dec. 31, 2009. Negative fair value is also minimized by way of limit management. If the aggregate negative fair value is at or above the corporate market risk limit, the appropriate level of management must be immediately notified and an appropriate course of action is determined. These derivative instruments are not utilized for trading or speculative purposes.

  NOVA Chemicals has U.S., Canadian and European-based petrochemical operations. The Corporation periodically manages its exposure to fluctuations in Canadian and Euro dollar exchange rates by using forward exchange contracts.

  NOVA Chemicals may choose to use commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate against adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements.

  When considered appropriate, NOVA Chemicals enters into interest rate swaps in order to manage the fixed and floating interest rate mix on its long-term debt portfolio. The interest rate swap agreements generally involve the periodic exchange of payments without the exchange of the notional principal amounts upon which the payments are based.

  Equity forward contracts were used to manage exposures to fluctuations in the Corporation's stock-based compensation costs, as the costs of the plans varied with changes in the market price of the underlying common shares. At closing of the IPIC transaction, the stock-based compensation plans were terminated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Because the Corporation no longer has publicly traded common stock and the stock-based compensation plans have been terminated, the Corporation is no longer exposed to fluctuations in stock-based compensation costs.

  Changes in the fair value of derivative instruments are reported in income or OCI, depending on the use of the derivative and whether it is designated and qualifies for hedge accounting treatment under the provisions of CICA 3865, Hedges. Unrealized gains and losses on derivative instruments designated and qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss). To the extent effective, unrealized gains and losses on derivative and non-derivative instruments used as hedges of the Company's net investment in foreign operations are recorded in OCI. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

  Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are recognized in Feedstock and operating costs on the Consolidated Statements of Income (Loss) in the same accounting period. Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in Feedstock and operating costs on the Consolidated Statements of Income (Loss).

  FINANCIAL INSTRUMENTS

  Financial assets and liabilities are recognized on the balance sheet when NOVA Chemicals becomes a party to a financial instrument. Financial instruments also include derivatives. Financial assets and liabilities are divided into the following categories:

  Held for trading financial assets and liabilities are measured at fair value and all gains (losses) are recognized in net income (loss) in the period in which they arise. Financial and non-financial derivative instruments are classified as held for trading and recorded as either assets or liabilities, with the exception of non-financial derivative contracts that were entered into and continue to be held for the purpose of receipt or delivery of a non-financial item in accordance with NOVA Chemicals' expected purchase, sale and usage requirements. Certain derivatives embedded in non-derivative contracts are also measured at fair value. This category includes Cash and cash equivalents and derivative instruments included in Accounts receivable, Other non-current assets, Accounts payable and long-term liabilities.

  Loans and receivables are financial assets with fixed or determinable payments, which are not quoted in an active market and are not derivatives, debt securities or financial assets designated as available-for-sale or held for trading upon initial recognition. Loans and receivables are initially valued at fair value and subsequently measured at amortized cost which approximates fair value. Included in this category are trade accounts receivable, advances receivable from affiliates and other receivables (all included in Accounts receivable), other assets included in Prepaid expenses and other assets and Restricted cash.

  Available-for-sale financial assets are non-derivative financial assets that are designated as available-for sale upon initial recognition, or that are not classified as loans and receivable, held-to-maturity investments or held for trading. Available-for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recognized in OCI and only are recognized in net income (loss) when the asset is disposed or to reflect an impairment. Available-for-sale financial assets are included in Prepaid expenses and other assets and Other non-current assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Held-to-maturity investments consist of non-derivative financial assets with fixed or determinable payments and a fixed maturity that NOVA Chemicals has the positive intention and ability to hold to maturity and which do not fall under other categories listed above. These investments are initially recorded at fair value and subsequently measured at amortized cost. NOVA Chemicals has no financial assets that are included in this category.

  Other financial liabilities are initially valued at fair value and subsequently measured at amortized cost. This category includes trade accounts payable, other accounts payable and certain accrued liabilities included in Accounts payable and accrued liabilities, Bank loans (lines of credit), certain long-term liabilities included in Deferred credits and long-term liabilities and long-term debt.

  Transaction costs related to all financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held for trading, in which case the transaction costs are recognized immediately in net income (loss).

  INVENTORIES

  NOVA Chemicals carries inventories at the lower of cost or net realizable value. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale. Cost is determined on a first-in, first-out (FIFO) basis. Beginning Jan. 1, 2008, the cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of purchase include the purchase price (net of discounts and rebates), import duties and other taxes and transport and handling costs. The costs of conversion include costs directly related to the units of production, such as labor, and a systematic allocation of fixed and variable production overheads that are incurred in converting the materials into finished goods. Other costs may include non-production overheads or the costs of designing products for specific customers. Financing costs are not included in production costs. Prior to Jan. 1, 2008, there was no allocation of fixed production overhead to inventory.

  INVESTMENTS

  Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income (loss). Investments classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in OCI. Those classified as held-to-maturity are recorded at amortized cost. Investments in non-affiliated entities that do not have a quoted market price in an active market are measured at cost. Investments are assessed annually for potential impairment.

  JOINT VENTURES

  NOVA Chemicals applies the proportionate consolidation method of accounting for its investments in joint venture operations. Under this method, NOVA Chemicals records, on a line-by-line basis within its financial statements and notes, its pro-rata share of the joint venture's assets, liabilities, revenues, expenses and cash flows.

  INTANGIBLE ASSETS

  Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets as a result of push-down accounting applied for the IPIC acquisition (see Note 3) is fair value as at the closing date of the acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  excluding capitalized development costs, are not capitalized and the expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

  The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life as follows:

Software	3 to 5 years
Contracts	6 to 20 years
Licenses and technology	10 to 20 years

  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. These are assessed for impairment whenever there is an indication that the intangible assets may be impaired. NOVA Chemicals has no intangible assets with indefinite useful lives.

  PROPERTY, PLANT AND EQUIPMENT (PP&E)

  NOVA Chemicals' PP&E primarily consists of land, buildings and manufacturing equipment for producing petrochemicals. PP&E are valued at historical cost. Financing costs incurred during major construction are capitalized as part of the cost of the asset until the asset is available for use. Costs related to turnaround activities are capitalized and amortized over the period remaining to the next turnaround activity, while maintenance and repair costs are expensed as incurred.

  Net PP&E at Dec. 31, 2009, totaled approximately $4 billion. PP&E is tested for impairment at the lowest level for which identifiable cash flows exist. Impairment testing of the plant assets occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses recoverability by comparing the carrying amount of the asset group to the estimated future cash flows expected to be generated by the assets, undiscounted and without interest charges. If an asset is considered impaired, the impairment loss to be recognized would be measured as the amount by which the asset's carrying amount exceeds its fair value.

  The estimate of PP&E fair value is based on estimated discounted future cash flows expected to be generated by the asset. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include: industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions, which differ from estimates, could result in an impairment charge. The Company uses reasonable, supportable and, where available, third-party, industry expert assumptions when performing impairment reviews.

  In connection with the IPIC acquisition, NOVA Chemicals applied push-down accounting as described in Note 3, and the carrying value of PP&E was adjusted to its fair value of $3,602 million on July 6, 2009. Based on current assets values and expected future cash flows of all business units, NOVA Chemicals concluded that the carrying value of PP&E of the business units in all segments as of Dec. 31, 2009 was appropriate.

  DEPRECIATION

  Plant and equipment are depreciated on a straight-line basis over five to twenty years, and non-facility equipment is depreciated on a straight-line basis generally between three and twenty years, depending on the type of equipment. These rates are designed to write-off assets to their salvage values over their estimated useful lives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The Corporation periodically reviews the estimated useful lives of property, plant and equipment and makes adjustments when appropriate. During July 2009, NOVA Chemicals reassessed the remaining useful lives of its plants and equipment which resulted in increasing certain asset estimated useful lives for the Western Canada assets to twenty years and decreasing the Eastern Canada assets to ten years. This change was made after a thorough analysis by Company engineers familiar with the plant sites and management's assessment of economic utility. Total depreciation expense recorded during the third and fourth quarters of 2009 based on revalued property, plant and equipment and revised estimated useful lives was approximately $52 million lower than if original estimated useful lives were retained.

  LEASES

  Leases are classified as operating or capital depending upon the terms and conditions of the contracts. Leases that transfer substantially all the benefits and risks of ownership to the Corporation are accounted for as capital leases. Assets under capital leases are amortized on a straight-line basis over the period of expected use and are classified as PP&E. Obligations recorded under capital leases are reduced by lease payments, net of imputed interest, and are classified as long-term debt.

  INCOME TAXES

  The liability method of tax allocation accounting is used. Under the liability method, future tax assets and liabilities are determined based on differences between the accounting and tax basis of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Periodically, future tax assets are evaluated as to the likelihood of their realization. In instances where it is not more likely than not that the future tax asset will be realized, a valuation allowance is recorded to reduce all or a portion of the future tax asset to its estimated realizable amount. Changes in the valuation allowance are recorded as a component of income tax expense or recovery.

  The Corporation maintains a reserve to provide for uncertain tax positions. A reserve is recorded in situations where it is probable that tax authorities could interpret the tax laws differently than the Corporation has. In these situations, the Corporation estimates the tax liability that would result if the Corporation's position is not sustained. This reserve is included in future income tax liabilities.

  ASSET RETIREMENT OBLIGATIONS

  An asset retirement obligation represents a legal obligation associated with the retirement of PP&E that is incurred upon the acquisition, construction, development or normal operation of that long-lived asset. The Corporation recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair value can be made. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the PP&E and depreciated over its useful life. NOVA Chemicals' asset retirement obligations primarily are associated with closure of certain assets used in the chemicals manufacturing process.

  EMPLOYEE FUTURE BENEFITS

  Pension Plans.    NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees.

  The cost of defined benefit pensions is determined using the projected benefit method prorated on employment services and is expensed as employees provide services. Adjustments arising from plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  amendments, as well as transitional pension assets or obligations, are amortized on a straight-line basis over the estimated average remaining service lifetime (EARSL). Adjustments arising from changes in assumptions and experience gains and losses are amortized over the EARSL when the cumulative unamortized balance exceeds 10% of the greater of accrued obligations or plan assets. Gains or losses arising from plan curtailments and settlements are recognized in the year in which they occur. In the event that curtailments and settlements occur in the same period, curtailment accounting is performed before settlement accounting. For purposes of calculating the expected return on plan assets, pension assets are valued at fair value. Liabilities are measured at market discount rates that reflect the yield at the latest measurement date on a portfolio of high quality corporate bonds of similar duration as the Corporation's pension liabilities.

  The cost of defined contribution benefits is expensed as earned by employees. NOVA Chemicals makes contributions in accordance with all plan agreements.

  Post-Retirement Benefits Other Than Pensions.    In North America, NOVA Chemicals provides medical care and life insurance benefits to eligible retirees and their dependents. Post-retirement benefit costs are expensed as the employees provide service.

  STOCK-BASED COMPENSATION

  At the closing of the IPIC transaction on July 6, 2009 (see Note 1), outstanding units of the stock-based compensation plans were cancelled by the Corporation and the restricted share units and deferred share units (see below) were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million. Prior to July 6, 2009, the Corporation used the fair-value based method of accounting for equity-settled, stock-based compensation awards granted to employees, such as options, where compensation expense is measured and recognized based on the fair value of the stock-based award. Amounts related to compensation costs were initially credited to contributed surplus and then transferred to common shares upon exercise of options or reinvested earnings (deficit) upon cancellation or retirement of options.

  The Corporation used the liability method of accounting for cash-settled, stock-based compensation awards granted to employees, such as equity appreciation and restricted stock units. Units granted were marked to market each period based on the value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable. Changes in value were recorded in income (loss) over the service period or for vested units as such changes arise.

  DEFERRED SHARE UNIT PLANS

  Prior to the IPIC transaction (see Note 1), units issued under these plans were calculated based on annual management incentive awards or director fees. Before Oct. 1, 2008, the cost of the units earned was expensed as employees and directors provided services. Any adjustments to the value of the units as a result of expected changes in NOVA Chemicals' common stock value were amortized on a straight-line basis over the EARSL of individuals participating in the plans. Beginning Oct. 1, 2008, units granted were marked to market each period based on the average value of NOVA Chemicals' common stock as reported on the Toronto or New York Stock Exchanges, as applicable, for the last five trading days prior to the end of the period. Changes in the market value of the units were recorded in income (loss) each period and resulted in $16 million before-tax ($13 million after-tax) income in the fourth quarter of 2008. The prior periods were not restated as the amount was deemed to be immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  SECURITIZATIONS

  Accounts receivable securitization transactions are recorded as sales of assets based on the transfer of control to the purchasers. Transactions recorded in this manner result in the removal of the sold assets from the Corporation's balance sheet. The difference between the proceeds on the sale and the book value of the receivables sold is recorded as interest expense.

  REVENUE RECOGNITION

  The Corporation recognizes revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the terms of the sales agreement; title and risk of loss has been transferred; and pricing is fixed or determinable. The Corporation accounts for sales incentives as a reduction in revenue at the time revenue is recorded.

  RESEARCH AND DEVELOPMENT

  Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an asset when NOVA Chemicals can demonstrate:

  •
  the technical feasibility of completing the asset so that it will be available for use;

  •
  its intention to complete and its ability to use or sell the asset;

  •
  how the asset will generate future economic benefits;

  •
  the availability of resources to complete the asset; and

  •
  the ability to measure reliably the expenditure during development

  Following the initial recognition of development expenditures as an asset, the asset is typically included within PP&E at cost less any accumulated depreciation and impairment losses. Depreciation of the asset begins when development is complete and the asset is available for use and is depreciated over the period of expected future benefit.

  INVESTMENT TAX CREDITS

  The Corporation accounts for investment tax credits using the cost-reduction approach. Investment tax credits related to the acquisition of assets are deducted from the related assets with depreciation calculated on the net amount. Investment tax credits related to current expenses are included in the determination of income (loss) for the period.

  COMPARATIVE FIGURES

  Certain comparative figures have been reclassified to conform to the current year's presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION

  As discussed in Note 1, on July 6, 2009, IPIC acquired 100% of NOVA Chemicals outstanding common shares for consideration of $6.00 per share. NOVA Chemicals elected to use push-down accounting under CICA 1625, Comprehensive Revaluation of Assets and Liabilities and as a result, these consolidated financial statements have been prepared to reflect the purchase price adjustments arising from this transaction. The IPIC acquisition has been accounted for in accordance with CICA 1582. The effects of these adjustments on each of the Company's major classes of assets, liabilities and shareholders' equity accounts are as follows:

(millions of dollars)	July 6, 2009 before push-down adjustment	Push-down adjustments		IPIC additional equity contribution		July 6, 2009 adjusted
Assets
Current assets
Cash and cash equivalents	$250	$—		$—		$250
Accounts receivable	316	—		—		316
Inventories	486	(2)	(a)	—		484
Prepaid expenses and other assets	37	—		—		37
Future income taxes	19	(19)	(a)	—		—

	1,108	(21)		—		1,087
Intangibles	—	510	(a)	—		510
Other non-current assets	180	(84)	(a)	—		96
Future income taxes	64	(4)	(a)	—		60
Property, plant and equipment, net	2,714	888	(a)	—		3,602

	$4,066	$1,289		$—		$5,355

Liabilities and Shareholders' Equity
Current liabilities
Bank loans	$1	$—		$—		$1
Accounts payable and accrued liabilities	657	11	(a)	(17)	(c)	651
Future income taxes	1	12	(a)	—		13
Long-term debt due within one year	980	—		(350)	(c)	630

	1,639	23		(367)		1,295
Long-term debt	1,129	(106)	(a)	—		1,023
Future income taxes	336	464	(a)	5	(c)	805
Deferred credits and long-term liabilities	288	154	(a)	—		442

	3,392	535		(362)		3,565
Shareholders' equity
Common shares	508	(9)	(b)	350	(c)	849
Contributed surplus	27	902	(b)	12	(c)	941
Accumulated other comprehensive income	466	(466)	(b)	—		—

Deficit	(327)	327	(b)	—		—

	674	754		362		1,790

	$4,066	$1,289		$—		$5,355

  (a)
  The revaluation adjustment arising from the application of push-down accounting based on the fair value of NOVA Chemicals assets and liabilities is classified to Contributed surplus. Future income taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable. Tax rates range between 10% and 39% and valuation allowances are applied as necessary. The tax bases of the Company's assets and liabilities did not change as a result of the IPIC acquisition or the application of push-down accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  (b)
  Reclassification of previously issued common shares, retained earnings and accumulated other comprehensive income on application of push-down accounting. NOVA Chemicals removed the balance in common shares of $508 million as of July 6, 2009, before push-down adjustments, and recorded the cash paid by IPIC to acquire all of NOVA Chemicals issued and outstanding common shares for $499 million. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  (c)
  IPIC converted $350 million of interim debt financing to common shares at closing of the acquisition. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the interim debt financing were forgiven by IPIC and reclassified to Contributed surplus.

  The total purchase consideration given by IPIC to effect the transaction was approximately $2.8 billion, including the fair value of liabilities assumed. The following summarizes the allocation of the Company's enterprise fair value to the assets acquired and liabilities assumed. The $929 million excess of the acquisition date fair value of the Company's identifiable assets and liabilities over the total purchase consideration is recorded by the Company as a component of Contributed surplus. The only payment by IPIC was in respect of cash consideration for equity share capital in the Company.

(millions of dollars)
Share price—$/share	$6
Shares outstanding—millions	83.2

$499
Cash	(250)
Long-term debt	2,003
Other liabilities	519

Total purchase price	$2,771

(millions of USD)	Fair Value Adjusted Amounts
Current assets	$1,087
Intangibles	510
Other non-current assets	96
Future income taxes	60
Property, plant and equipment	3,602

Total assets acquired by IPIC	$5,355
Current liabilities	(669)
Long-term debt	(2,003)
Future income taxes	(813)
Unfavorable supply contracts	(12)
Other long-term liabilities	(430)

Total liabilities assumed	$(3,927)

Net assets acquired by IPIC	$1,428
Cash paid	(499)

IPIC bargain purchase	$929

  During the fourth quarter of 2009, NOVA Chemicals adjusted its third quarter 2009 provisional valuation. As a result the fair value assigned to certain assets and liabilities including inventory, intangible assets,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  property, plant and equipment, future income taxes and certain long-term liabilities were adjusted. This also changed the allocations of purchase price and changed the bargain purchase from $906 million at Sep. 30, 2009 to $929 million at Dec. 31, 2009. The impact of adjustments made during the fourth quarter of 2009 had no material effect on net income (loss) previously reported.

  Due to the unique circumstances specific to the Corporation's liquidity (as discussed throughout the 2009 MD&A and these Consolidated Financial Statements), a significant drop in commodity prices during the fourth quarter of 2008 and a coincidental global credit crisis, IPIC acquired NOVA Chemicals at a bargain purchase. When coming to this conclusion NOVA Chemicals considered comparative markers such as analysis prepared by IPIC's advisors during the transaction negotiations, the Corporation's share price and enterprise value over the past several years, share price rebounds (from the announcement of the acquisition in February to the closing date in July and later) of the Corporation's competitor group which NOVA Chemicals used as the market participant group for purposes of the valuation, estimated EBITDA multiples of the market participant group and comparable M&A transactions. NOVA Chemicals prepared a discounted cash flow analysis to determine the Corporation's enterprise value and the fair value of equity. In the analysis, NOVA Chemicals estimated the cash flows for the Corporation for the period July 2009 through 2015 and determined a terminal value. The estimates of future cash flows were based on third party and NOVA Chemicals forecasts of future feedstock and product prices, operations, economic conditions and competitive environment. The terminal value was estimated using average estimated cash flows over a business cycle and a perpetuity growth assumption. A sensitivity analysis of significant estimates and key assumptions was also performed. The discount rates used in the analysis were based on the market participants' weighted average cost of capital. All of these comparative markers were considered indicators of fair value and used to substantiate that IPIC acquired NOVA Chemicals at a price significantly below fair value, therefore resulting in a bargain purchase. The discounted cash flow analysis of NOVA Chemicals' future operational expectations was also used to establish the fair value of the Corporation's assets and working capital items and the fair value of all other balance sheet accounts was assessed individually. The most significant of the other balance sheet accounts were long-term debt, deferred gains, pension assets and liabilities and future taxes, each of which is discussed below. As required by Canadian GAAP, before recognizing the bargain purchase, NOVA Chemicals reassessed that all assets acquired and liabilities assumed by IPIC were correctly identified and properly measured. In accordance with CICA 1582, the $929 million excess of the acquisition date fair values of NOVA Chemicals identifiable assets and liabilities over the total purchase consideration is considered a bargain purchase by IPIC and is recorded as a component of Contributed surplus.

  Acquired trade receivables

  The fair value of trade receivables acquired by IPIC on July 6, 2009 is $316 million ($332—gross contractual amounts receivable, less $16 million estimated contractual cash flows not expected to be collected).

  Intangible assets

  A thorough review of the Corporation's business was conducted in order to identify any intangible assets. Included in the process to identify intangible assets was an examination of the Corporation's public disclosure (2008 Annual Report, 2008 Annual Information Form, press releases, external website, investor relations presentations, etc.), a review of documents (purchase contracts, sales contracts, customer base, patents, trademarks, licenses, lease agreements, etc.), a review of the Corporation's internal website and discussions with the Corporation's management. Potential intangible assets from lists compiled in CICA 1582, CICA 3064 and other accounting authorities were also considered. NOVA Chemicals had no

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  intangible assets on its balance sheet prior to the acquisition. Intangible assets that were determined to have a value that was immaterial were excluded.

  The amount recognized for any identified intangible assets was determined by considering a variety of valuation approaches including market, income and cost approaches. The approach, in management's judgment, that was most appropriate to determine the value of the intangible asset was utilized.

  NOVA Chemicals identified intangible assets of $510 million which consisted of licenses and technology of $117 million, contracts of $376 million and software of $17 million. All identified intangible assets were determined by management to have finite lives and include licenses and technology with estimated remaining useful lives ranging from 10 to 20 years; contracts with estimated remaining useful lives ranging from 6 to 20 years; and software with estimated remaining useful lives ranging from 3 to 5 years. None of the identified intangible assets are expected to have a residual value at the end of their respective useful lives and are being amortized on a straight-line basis over their estimated useful lives. Amortization expense for the Successor period ended Dec. 31, 2009 was $17 million.

  Unfavorable third-party contracts

  An unfavorable third party sales contract of $12 million was recorded at fair value and is being amortized on a straight-line basis over the remaining contract term of 10 years. Amortization for the Successor period ended Dec. 31, 2009 was $1 million and is included in revenue.

  Property, plant and equipment

  Property, plant and equipment was valued at depreciated replacement cost or when lower, the discounted cash flow value, and accumulated depreciation was reset to zero. Property, plant and equipment is being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	5 - 20 years
Non-facility equipment	3 - 20 years

  Depreciation expense for the Successor period ended December 31, 2009 was $110 million.

  Pension plans

  In accordance with push-down accounting requirements, accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets. The net adjustment that was required is as follows:

Balance sheet line item	Push-down adjustment increase (decrease)
Other non-current assets	$(65)
Accounts payable and accrued liabilities	7
Deferred credits and long-term liabilities	212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

3.     IPIC ACQUISITION (Continued)

  Deferred taxes

  Deferred taxes have been recorded based on the statutory tax rate of the various tax jurisdictions to which the fair value adjustments are attributable.

  Deferred gains

  Deferred gains represent amounts realized on the sale of certain investments and other long-term assets that were being amortized as adjustments to Feedstock and operating costs. IPIC has not assumed any obligation at the close of the acquisition with respect to the deferred gain balances. Therefore they were removed from the balance sheet on July 6, 2009. The net adjustment that was required is as follows:

Balance sheet line item	Push-down adjustment increase (decrease)
Accounts payable and accrued liabilities	$(2)
Deferred credits and long-term liabilities	(70)

$(72)

  Long-term debt

  NOVA Chemicals senior notes were valued based on market prices on July 6, 2009. The fair value adjustments for all other long-term debt were not material. The Company also removed all long-term debt transaction costs which were included in both Other non-current assets and Long-term debt on the consolidated balance sheet. The discount recorded at July 6, 2009, is being accreted using the effective interest rate method and resulted in a charge to interest expense of $13 million in the Successor period.

4.     ACCOUNTS RECEIVABLE

December 31 (millions of dollars)	2009	2008
Trade(1)	$130	$125
Affiliate trade(1)	18	13

	148	138
Allowance for doubtful accounts(1)	(11)	(14)

	137	124
Trade accruals(1)	71	79
Recoverable taxes	15	14
Fair value of commodity-based derivatives(2)	6	—
Other(1)(3)	90	2

	319	219
Income taxes receivable	51	71

	$370	$290

  (1)
  Classified as loans and receivables. See Note 22.

  (2)
  Classified as held-for-trading. See Note 22.

  (3)
  2009 includes a short-term note receivable of $86 million due from the special purpose entity associated with one of NOVA Chemicals accounts receivable securitization programs, see below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     ACCOUNTS RECEIVABLE (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS

  NOVA Chemicals

  The Corporation sells interests in certain trade accounts receivable pursuant to revolving securitization transactions in which the Corporation retains servicing responsibilities. The receivables are sold at a discount approximating the purchaser's financing cost of issuing commercial paper backed by the accounts receivable. The Corporation pays a fee on this same basis, plus a margin. The sale of receivables is reflected as a reduction of accounts receivable and in operating cash flows. As the purchaser receives collections on the previously sold interests, new accounts receivable are sold by the Corporation to a maximum amount equal to the lesser of eligible receivables or the maximum amount of the programs which was $130 million at Dec. 31, 2009 (2008—$300 million, 2007—$350 million). Recourse on sold receivables is limited to the receivables and certain reserves provided to cover credit losses and dilution (such as discounts, rebates and other non-cash reductions). On Feb. 13, 2009, the maximum amount of the programs was reduced from $300 million to $190 million and the expiration date was changed to February 2010. During the second quarter of 2009, the maximum amount of the programs were again reduced from $190 million to $130 million.

  In February 2010, the Corporation entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at Dec. 31, 2009 are governed by the same financial covenants as the total return swap and the new programs entered into in February 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 10).

  Information regarding the Corporation's securitization programs is as follows:

December 31 (millions of dollars, unless otherwise noted)	2009	2008	2007
Amount sold at end of year	$122	$175	$264
Loss, dilution and other reserves (as a % of eligible accounts receivable)	35%	22%	23%
Interest expense, net of servicing fees	$7	$10	$20

  One of the Corporation's securitization programs involves the use of a special purpose entity (SPE). In that program, the Corporation sells certain trade accounts receivable to the SPE, which then sells interests in such receivables to a purchaser. The SPE is legally separate from the Corporation. The assets of the SPE (including the receivables transferred to it) are not available to creditors of the Corporation, and the transferred receivables are legally not an asset of the Corporation.

  Information regarding the cash flows between the Corporation and the SPE are as follows:

December 31 (millions of dollars)	2009	2008	2007
Proceeds from (repayment of) new securitizations	$(21)	$(44)	$(23)
Proceeds from collections reinvested in revolving period securitizations(1)	$671	$1,809	$1,800
Servicing fees received(2)	$1	$2	$2
Other cash flows received(3)	$661	$538	$598

  (1)
  Collections received by the SPE on accounts receivable previously sold are used by the SPE to purchase interests in new accounts receivable.

  (2)
  Servicing fees are considered to be immaterial on an annual basis and as such are recorded as received.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

4.     ACCOUNTS RECEIVABLE (Continued)

  (3)
  Sales proceeds from trade receivables that are ineligible under the terms of the banks securitization agreement due to items such as age.

  INEOS NOVA JOINT VENTURE (NORTH AMERICA)

  INEOS NOVA entered into a $150 million accounts receivable securitization program in North America during the third quarter of 2008 which will expire in July 2010. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

  Information regarding NOVA Chemicals' share of INEOS NOVA's North American securitization program is as follows:

December 31 (millions of dollars)	2009	2008
Amount sold at end of year	$31	$27
Interest expense	$1	$1

  INEOS NOVA JOINT VENTURE (EUROPE)

  In 2006, the INEOS NOVA joint venture (formerly NOVA Innovene) entered into an accounts receivable securitization program for the sale of its European trade receivables to a maximum of 120 million Euros. On Nov. 21, 2009, the program was amended to decrease the maximum program funding to 100 million Euros. This program expires in November 2011. The INEOS NOVA joint venture has no right to any cash collected from the sold receivables and control of the accounts receivable has been effectively transferred to the purchaser; therefore, neither the receivables nor any obligation to the purchaser is reflected in NOVA Chemicals' Consolidated Financial Statements.

  Information regarding NOVA Chemicals' share of INEOS NOVA's European securitization program is as follows:

December 31 (millions of euros)	2009	2008	2007
Amount sold at end of year	€24	€25	€37
Interest expense	€1	€3	€5

  As of Dec. 31, 2009, 2008 and 2007, INEOS NOVA was in compliance with its securitization programs' covenants.

5.     INVENTORIES

December 31 (millions of dollars)	2009	2008
Materials and supplies	$34	$45
Raw materials	321	218
Finished goods	267	266

	$622	$529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

5.     INVENTORIES (Continued)

Year ended December 31 (millions of dollars)	2009	2008
Cost of inventories included in Feedstock and operating costs and Depreciation and amortization(1)	$3,325	$6,754

  (1)
  Refer to accounting policy on Inventories in Note 2.

  In 2008, there were significant decreases in the prices of crude oil and other liquid petroleum products used to produce polyethylene, ethylene and co-products at NOVA Chemicals' Corunna facility. As a result, Corunna's commodity feedstocks and manufactured ethylene, co-products and polyethylene finished goods inventory were written down to their estimated net realizable values, and a charge of $129 million was recorded in Feedstock and operating costs in 2008.

6.     INTANGIBLES

December 31 (millions of dollars)	2009	2008
Software	$17	$—
Contracts	376	—
Licenses and technology	117	—

	510	—
Accumulated amortization	(17)	—

	$493	$—

7.     OTHER NON-CURRENT ASSETS

December 31 (millions of dollars)	2009	2008(1)
Investments(2)	$28	$26
Advances receivable from affiliate(3)(4)	34	57
Other assets(5)	39	72

	$101	$155

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  Includes an investment of $15 million (2008—$15 million) in an affiliated special purpose entity with respect to the accounts receivable securitization program described in Note 4. Also includes a $12 million (2008—$11 million) investment in sEnergy, classified as available-for-sale securities with no published market price and recorded at cost and other miscellaneous investments classified as available-for-sale securities with no published market price and recorded at cost. In 2008, an impairment charge of $5 million was charged to Restructuring (see Note 15) for the investment in common shares of Envirokare Tech Inc.

  (3)
  2009 and 2008 includes $29 million and $43 million, respectively, of unsecured notes receivable, bearing interest at 4.5% per annum. $5 million (2008—$5 million) of the advance is subordinated to certain notes receivable.

  (4)
  Classified as loans and receivables. See Note 22.

  (5)
  See schedule of other assets below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  OTHER ASSETS

  Other assets are comprised of the following:

December 31 (millions of dollars)	2009	2008(1)
Note receivable(2)(3)	13	13
Fair value of commodity-based derivatives(4)	12	—
Other assets and deferred costs(1)	9	4
Pension asset (Note 3 and 18)	5	55

	$39	$72

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  Note receivable in connection with the sale of the Chesapeake, Virginia, facility in 2007. The note bears interest at 8.75%, requires a balloon payment in November 2012 and is secured by the Chesapeake, Virginia, facility.

  (3)
  Classified as loans and receivables. See Note 22.

  (4)
  Classified as held-for-trading. See Note 22.

  JOINT VENTURES

  On Oct. 1, 2005, the Corporation contributed its European styrenic polymer assets, comprised of manufacturing facilities, accounts receivable and inventory, to the NOVA Innovene joint venture with Innovene (now INEOS) in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. NOVA Chemicals accounted for its contribution to the joint venture as an exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar productive assets of INEOS. Consequently, the exchange was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  On Oct. 1, 2007, NOVA Chemicals' expanded its existing 50:50 European joint venture with INEOS (renamed INEOS NOVA joint venture), to include NOVA Chemicals' STYRENIX assets and other North American styrenic polymer assets and INEOS' North American styrene monomer and styrenic polymer assets. The Corporation contributed its STYRENIX property, plant and equipment with a book value of $250 million and other North American styrenic polymer assets and working capital with a book value of $150 million to the joint venture in exchange for a 50% interest in the joint venture. The joint venture produces styrenic polymers from NOVA Chemicals' contributed plants and INEOS' contributed plants. The exchange of 50% of its contributed non-monetary productive assets for a 50% interest in similar assets of INEOS was recorded at the carrying value of the assets given up, with no gain or loss recognized.

  In addition, NOVA Chemicals and INEOS have agreed that either party is entitled to exercise a put of all, but not less than all, of such party's interest in the joint venture to the other party or a call for all, but not less than all, of the other party's interest in the joint venture. If either party exercises this put/call option, the other party has the right to present the exercising party with a reverse put or call, as applicable, on identical terms and the exercising party shall be deemed to accept such reverse put or call. If the put/call option is exercised, NOVA Chemicals may be required to acquire INEOS' 50% ownership interest in the joint venture. Alternatively, NOVA Chemicals could be required to sell its interest in the joint venture to INEOS. As of the date of these consolidated financial statements, this put/call option has not been exercised by either party.

  Prior to the expansion of the INEOS NOVA joint venture, NOVA Chemicals sold to the European joint venture 50% of its styrene monomer requirements and certain styrenic polymer products for distribution in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  Europe. During 2007, NOVA Chemicals recognized revenues of $207 million from the sale of these products to the European joint venture.

  Subsequent to expanding the INEOS NOVA joint venture, NOVA Chemicals sells benzene and ethylene to the joint venture for use in manufacturing styrene monomer. During 2009, 2008 and 2007, NOVA Chemicals recognized revenues of $137 million, $328 million and $76 million, respectively, from the sale of these products to the joint venture.

  NOVA Chemicals has provided a guarantee of $25 million to a financial institution to secure various obligations of the INEOS NOVA joint venture.

  In 2006, the Corporation formed a 50:50 joint venture with Dietrich Metal Framing (a Worthington Industries company) called Accelerated Building Technologies, LLC (ABT). This business develops and manufactures durable, energy-saving composite construction products and systems using NOVA Chemicals' expandable polystyrene (EPS) technology and steel. Each party contributed cash and/or equipment of $1 million to form the joint venture. During 2009, NOVA Chemicals acquired Dietrich's 50% interest in ABT for minimal consideration.

  On Oct. 1, 2005, the Corporation and Grupo IDESA formed a 50:50 joint venture in Mexico called NOVIDESA, S.A. de C.V. The joint venture produces EPS from an existing Grupo IDESA facility for construction and packaging applications in the growing Mexican market. It also produces applications such as insulating concrete forms (ICFs) and distributes INEOS NOVA's solid polystyrene in Mexico.

  In addition to its interests in recently formed joint ventures, NOVA Chemicals owns a 50% interest in the Joffre E3 ethylene plant and a 20% interest in a cogeneration facility located at Joffre, Alberta. These are accounted for as joint assets. On July 1, 2009, NOVA Chemicals disposed of its interest in LRM Industries, LLC (a 50:50 joint venture with Envirokare Composite Corp., a subsidiary of Envirokare Tech Inc.) and recognized a gain of $6 million.

  On April 28, 2008, NOVA Chemicals signed a letter of intent with Reliance Industries Limited to form a building and construction joint venture. The proposed new joint venture plans to leverage NOVA Chemicals' green building and construction technology to design, engineer and build a range of high-efficiency structures for the Indian sub-continent. Due to the worldwide financial crisis and economic downturn in late 2008 followed by the change of ownership of NOVA Chemicals in 2009, the proposed joint venture was put on hold. NOVA Chemicals' new owner, IPIC, has reviewed the proposed joint venture and has determined that negotiations should continue with Reliance Industries Limited with the goal of entering into definitive joint venture agreements in 2010. Through Dec. 31, 2009, NOVA Chemicals has contributed $8 million to the proposed joint venture.

  The following is summarized financial information for NOVA Chemicals' interests in its joint ventures (both jointly controlled assets and jointly controlled entities):

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan 1.–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Revenue	$779	$644	$2,393	$1,480
Operating expenses, depreciation and income taxes	(742)	(614)	(2,387)	(1,430)

Net income	$37	$30	$6	$50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

December 31 (millions of dollars)	2009	2008(1)
Current assets	$283	$262
Plant, property and equipment and other assets	903	717
Current liabilities	(166)	(138)
Long-term liabilities	(125)	(151)

Venturers' equity	$895	$690

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Cash inflows (outflows) from:
Operating activities	$10	$(13)	$150	$139
Financing activities	$(1)	$—	$(8)	$(8)
Investing activities	$17	$(12)	$(22)	$(48)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  The following is summarized financial information for NOVA Chemicals' interests in jointly controlled entities.

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Revenue	$624	$526	$1,874	$1,032
Operating expenses, depreciation and income taxes	(628)	(514)	(1,998)	(1,095)

Net income	$(4)	$12	$(124)	$(63)

December 31 (millions of dollars)	2009	2008(1)
Current assets	$242	$228
Plant, property and equipment and other assets	38	314
Current liabilities	(138)	(110)
Long-term liabilities	(106)	(134)

Venturers' equity	$36	$298

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

7.     OTHER NON-CURRENT ASSETS (Continued)

  The primary reason for the change in the assets and liabilities is a result of push-down accounting. (see Note 3)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Cash inflows (outflows) from:
Operating activities	$5	$(14)	$(11)	$74
Financing activities	$—	$—	$—	$—
Investing activities	$21	$(9)	$(21)	$(47)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

8.     PROPERTY, PLANT AND EQUIPMENT

December 31 (millions of dollars)	2009(1)	2008(1)
	Successor	Predecessor
Plant and equipment	$3,528	$6,317
Assets under capital lease	6	19
Land	49	25
Assets under construction(2)	98	192

	3,681	6,553
Accumulated depreciation(3)	(111)	(3,745)

	$3,570	$2,808

  (1)
  See Note 10 for discussion of the collateral provided under the revolving credit facility.

  (2)
  Assets under construction are not depreciated until they are available for commercial production.

  (3)
  Accumulated depreciation for plant and equipment at Dec. 31, 2009, was $111 million (Dec. 31, 2008—$3,736 million). Accumulated depreciation for assets under capital lease at Dec. 31, 2009, was $0 million (Dec. 31, 2008—$9 million).

  In connection with push-down accounting for the IPIC acquisition (see Note 3), PP&E was valued at depreciated replacement cost or when lower, the discounted cash flow value and accumulated depreciation was reset to zero. Property, plant and equipment is being amortized on a straight-line basis over the following estimated useful lives:

Land	Indefinite life
Plant and equipment	5 - 20 years
Non-facility equipment	3 - 20 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31 (millions of dollars)	2009	2008
Accounts payable
Trade(1)	$442	$397
Accrued taxes	4	7
Other(1)	50	18

	496	422

Accrued liabilities
Interest(1)	32	24
Pension and post-retirement benefit obligations (Note 18)	16	40
Income taxes payable	7	7
Accrued mark-to-market liability on equity derivative(2)	—	118
Fair value of commodity-based derivatives(2)(3)	—	12
Dividends(1)	—	7
Advances and notes due to affiliate(1)	—	6
Deferred share unit plan obligations (Note 14)	—	3
Deferred gain on sale of asset	—	2
Restricted stock unit plan obligations (Note 13)	—	1
Notes payable(1)	—	1
Trade accruals and other accrued liabilities(1)	127	138

	182	359

	$678	$781

  (1)
  Classified as other financial liabilities. See Note 22.

  (2)
  Classified as held-for-trading. See Note 22.

  (3)
  Balance at Dec. 31, 2008 is net of a $5 million margin call.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT

		2009		2008
December 31 (millions of dollars, unless otherwise noted)	Maturity	Amount	Weighted- average year-end interest rate	Amount	Weighted- average year-end interest rate
Revolving credit facilities(1)	2010 - 2013	$—	—	$143	3.7%
Unsecured debentures and notes(1)(2)	2012 - 2025	1,709	6.9%	1,104	6.6%
Medium-term notes(1)		—	—	250	7.4%
Preferred shares(1)	2010	75	5.2%	126	3.9%
Other unsecured debt(3)	2010 - 2020	40	4.6%	34	5.7%
Transaction costs and other(4)		—	—	(7)	—

		1,824		1,650
Less amounts due within one year		(312)		(380)

		$1,512		$1,270

  (1)
  Classified as other financial liabilities (excluding obligations under capital leases 2009—$13 million and 2008—$16 million). See Note 22.

  (2)
  On July 6, 2009, in connection with push-down accounting for the IPIC acquisition (See Note 3), these notes were recorded at their then market prices. The related discounts recorded on July 6, 2009 are being accreted using the effective interest rate method.

  (3)
  Composed primarily of non-recourse joint venture secured debt (2009—$17 million and 2008—$17 million), whereby security is limited to NOVA Chemicals' net investment in the Joffre co-generation joint venture, obligations under capital leases (2009—$13 million at 2.48% and 2008—$16 million at 2.69%) and the Advanced Manufacturing Investment Strategy Loan for Cdn $10 million drawn in November 2009 with a maturity date of Dec. 1, 2019 (2009—$10 million). The non-recourse joint venture debt and the Advanced Manufacturing Investment Strategy Loan are classified as other financial liabilities. See Note 22.

  (4)
  Through July 5, 2009, certain deferred debt discount and issuance costs and deferred gains on interest swaps were reclassified as of Jan. 1, 2007, on a prospective basis in accordance with CICA Section 3855. See Note 2. These transaction costs were removed from the consolidated balance sheet on July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 3). At Dec. 31, 2009, all issuance costs and debt discounts have been included in the corresponding long-term debt balance and are being accreted using the effective interest rate method.

  UNSECURED DEBENTURES AND NOTES

  The remaining debentures and notes are unsecured borrowings, which rank pari passu in all respects with other unsecured and unsubordinated debt of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  Terms of the outstanding unsecured debentures and notes are as follows:

December 31 (millions of dollars, unless otherwise noted)	Face amount	Stated interest rate
			2009	2008
Maturity
2010(1)	$239	7.85%	$234	$204
2012(2)	$400	6.5%	378	400
2013(2)	$400	Floating(3)	342	400
2016(2)	$350	8.375%	340	—
2019(2)	$350	8.625%	339	—
2025(2)	$100	7.875%	76	100

			$1,709	$1,104

  (1)
  $250 million Canadian dollars, callable at the option of the Corporation at any time.

  (2)
  Callable at the option of the Corporation at any time.

  (3)
  LIBOR + 3.125%; 3.60% at Dec. 31, 2009 (5.725% at Dec. 31, 2008).

  On Oct. 16, 2009, the Corporation issued $350 million of 8.375% senior notes due 2016 at an issue price of 99.34%, and $350 million of 8.625% senior notes due 2019 at an issue price of 99.168%. The 2016 and 2019 senior notes have an effective yield to maturity of 8.5% and 8.75%, respectively.

  REVOLVING CREDIT FACILITIES

  As of Dec. 31, 2008, the Corporation had five revolving credit facilities aggregating $683 million and had utilized $183 million of the facilities, of which $40 million was in the form of letters of credit. The amounts and expiration dates of these facilities were as follows:

•
$68 million on Mar. 15, 2009;

•
$65 million on Mar. 20, 2010;

•
$350 million on June 30, 2010;

•
$100 million on Mar. 20, 2011; and

•
$100 million ($30 million on Mar. 20, 2010, $30 million on Sep. 20, 2011 and $40 million on Sep. 20, 2013).

  On Jan. 28, 2009, the $68 million facility was reduced to $33 million and on Mar. 15, 2009, this facility expired. On Feb. 22, 2009, the Corporation secured a $150 million facility with Export Development Canada and a syndicate of three Canadian banks (EDC Facility) that was to expire on June 30, 2010. During the second quarter of 2009 all remaining revolving credit facilities were amended to shorten their maturity dates to March 2010.

  In connection with the Arrangement Agreement, IPIC provided the Corporation a $250 million unsecured backstop credit facility (the Backstop Facility). The Backstop Facility could only be used as a single draw to assist the Corporation in repaying the $250 million, 7.4% notes due on Apr. 1, 2009. On Mar. 31, 2009, $150 million was drawn on the Backstop Facility to repay the 7.4% notes due on Apr. 1, 2009. The amount drawn on the Backstop Facility and all related interest and fees were to be payable upon maturity of the Backstop Facility on June 30, 2010 or other termination of the Backstop Facility.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  On July 3, 2009, IPIC provided NOVA Chemicals with an additional $200 million credit facility with substantially the same terms and conditions as the Backstop Facility to enable NOVA Chemicals to complete certain inter-company pre-closing reorganization transactions. NOVA Chemicals drew the full $200 million available under the credit facility on July 3, 2009 and, subsequent to the closing of the IPIC transaction on July 6, 2009, NOVA Chemicals repaid the $200 million credit facility and IPIC's holding company subscribed for $200 million of common stock of NOVA Chemicals. NOVA Chemicals then repaid the $150 million outstanding under the Backstop Facility and IPIC's holding company subscribed for $150 million of common stock of NOVA Chemicals. Related accrued interest and fees totaling $17 million ($12 million after-tax) on the $200 million credit facility and Backstop Facility were forgiven by IPIC and reclassified to Contributed surplus during the Successor period.

  During October and November 2009, the Corporation refinanced a substantial portion of its outstanding revolving credit facilities scheduled to mature in 2010. Effective Oct. 15, 2009, NOVA Chemicals terminated its undrawn $150 million EDC Facility that was secured in February 2009. Net proceeds from the Oct. 16, 2009, senior notes offering were $681 million (after deducting discounts of $5 million and fees of $14 million). The net proceeds were used to repay $242 million outstanding under the Company's $350 million secured revolving credit facility and $254 million outstanding under the Company's bilateral credit facilities. The remaining cash balance of $185 million will be used to repay the total return swap when it terminates in March 2010 and for general corporate purposes.

  On Nov. 17, 2009, NOVA Chemicals entered into a new $350 million senior secured revolving credit facility to replace the prior secured facility scheduled to expire on Mar. 31, 2010. In addition, the Corporation amended two of the senior unsecured bilateral credit facilities (which were previously amended to shorten their maturity dates to March 2010) to revert back to their original maturity dates. As a result of these transactions, as of Dec. 31, 2009 NOVA Chemicals has four revolving credit facilities totaling $615 million in borrowing capacity and had utilized $51 million of the facilities in the form of letters of credit. These facilities include:

•
$350 million senior secured revolving credit facility provided by a syndicate of lenders, which matures on Nov. 17, 2012;

•
$65 million senior unsecured bilateral credit facility, which expires on Mar. 20, 2010;

•
$100 million senior unsecured bilateral credit facility, which expires on Mar. 20, 2011; and

•
$100 million senior unsecured bilateral credit facility ($30 million due on Mar. 20, 2010, $30 million due on Sep. 20, 2011 and $40 million due on Sep. 20, 2013).

  The indentures governing NOVA Chemicals' public debt allow for debt up to 10% (15% for the 2016 and 2019 notes) of consolidated net tangible assets to be secured without having to secure the public debt. If consolidated net tangible assets (defined in accordance with the indentures and calculated on a quarterly basis) fall below the applicable threshold, availability of the $350 million secured revolving credit facility will be reduced proportionately. On Feb. 25, 2009, the availability on the $350 million revolving credit facility was reduced by $25 million and subsequently increased by $21 million to $346 million effective Apr. 24, 2009. On Nov. 17, 2009, full availability of $350 million was restored.

  $2.3 billion (2008—$1.2 billion) in net book value of assets in Canada, including real estate, is pledged as collateral for the $350 million facility. The remaining credit facilities are unsecured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  COVENANTS

  The previous $350 million secured revolving credit facility, which was replaced in November 2009, the total return swap, which will be terminated and repaid on Mar. 31, 2010, and the prior accounts receivable securitization programs (see Note 4) were governed by the following financial covenants, which required quarterly compliance computed on a rolling 12-month basis.

•
maximum net debt-to-cash flow ratio of 5:1; and

•
minimum interest coverage ratio of 2:1

  NOVA Chemicals was in compliance with these financial covenants for each quarter-end in 2008.

  Due to the large loss incurred in the fourth quarter of 2008, NOVA Chemicals expected to be in breach of financial covenants at the end of the first quarter of 2009 when compliance was due to be tested. Accordingly, on Jan. 28, 2009, the Corporation and its counterparties agreed to amendments to the financial covenants in the $350 million secured revolving credit facility and the total return swap for the quarter ending Mar. 31, 2009, to exclude the quarter ending Dec. 31, 2008 results and include the quarter ending Mar. 31, 2008 results.

  These amendments allowed NOVA Chemicals to maintain access to its major credit lines during the first half of 2009, subject to complying with certain conditions subsequent, which included the following:

•
amending the previous accounts receivable securitization programs' financial covenants on or before Feb. 28, 2009 to be consistent in all material respects with the amended financial covenants for the $350 million secured revolving credit facility (the Corporation completed these amendments on Feb. 13, 2009);

•
securing $100 million in additional financing by Feb. 28, 2009, which was completed on Feb. 22, 2009 by entering into the EDC Facility; and

•
securing an additional $100 million in financing by June 1, 2009, of which $50 million was secured on Feb. 22, 2009, as part of the EDC Facility and the final $50 million was deemed to have been met upon IPIC's subscription for $150 million of common stock after the Corporation repaid the Backstop Facility.

  If the Corporation was not able to negotiate the amendments to these financial covenants and was unable to remedy the defaults that would have resulted, lenders could have declared all amounts outstanding to be due and payable and terminated all commitments to extend further credit. Moreover, such defaults could have triggered cross acceleration and/or cross default provisions in other financing arrangements, including the Corporations public debt.

  NOVA Chemicals entered into the EDC Facility and the Backstop Facility subsequent to Jan. 28, 2009, and, these credit facilities contained the same amended financial covenants.

  NOVA Chemicals was in compliance with these amended financial covenants for the quarter ended Mar. 31, 2009.

  At the time of these amendments in January 2009 and during the first quarter and the early second quarter of 2009, the Corporation anticipated that further amendments to the financial covenants would be required with an effective date no later than June 30, 2009. These amendments were expected to be required due to the continuing effect of the large loss incurred in the fourth quarter of 2008 and the weak economic and business conditions continuing in early 2009. Therefore, during this time period, the Corporation negotiated with its core group of banks to amend these covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  During the second quarter of 2009, NOVA Chemicals negotiated the following amendments to the agreements that were governed by the financial covenants:

•
removal of the maximum net debt-to-cash flow ratio and minimum interest coverage ratio covenants for the quarters ending June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009; and

•
adding a minimum consolidated cash flow covenant, which required the Corporation to maintain consolidated cash flow that was positive for the quarter ending June 30, 2009, and that was not less than $50 million for each of the quarters ending Sep. 30, 2009 and Dec. 31, 2009, and that the minimum consolidated cash flow required could be reduced by cash proceeds received from new equity contributed by IPIC through the remainder of 2009 (excluding the equity contributions that were made on July 6, 2009 as described above).

  NOVA Chemicals was in compliance with the amended financial covenant for the quarters ended June 30, 2009, Sep. 30, 2009 and Dec. 31, 2009.

  The new $350 million senior secured revolving credit facility (and the new accounts receivable securitization programs finalized in February 2010) are governed by the following financial covenants, which require quarterly compliance:

•
a maximum senior debt to cash flow ratio of 3:1; and

•
a debt to capitalization ratio not to exceed 60%.

  NOVA Chemicals was in compliance with these financial covenants at Dec. 31, 2009.

  The financial covenants for total return swap are explained in the table below. However, the total return swap will be terminated on Mar. 31, 2010, and there will be no further covenant checks subsequent to Dec. 31, 2009. The Backstop Facility and the EDC Facility that were governed by the old financial covenants have been terminated.

  The table below summarizes the applicable financial covenants for each of our financing facilities during 2008 and 2009 and 2010.

	2008	2009				2010
Financial Covenants (checked at end of quarter)	Q1 to Q4	Q1	Q2	Q3	Q4	Q1
Prior Senior Secured Revolving Facility	1	2	3	4	N/A	N/A
Total Return Swap	1	2	3	4	4	N/A
Prior A/R Securitization Programs	1	2	3	4	N/A	N/A
EDC Facility	N/A	2	3	4	N/A	N/A
Backstop Facility	N/A	2	3	N/A	N/A	N/A
New Senior Secured Revolving Facility	N/A	N/A	N/A	N/A	5	5
New A/R Securitization Programs	N/A	N/A	N/A	N/A	N/A	5

  (1)
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling twelve months.

  (2)
  Maximum net debt-to-cash flow ratio less than 5.0 and interest coverage ratio greater than 2.0 using rolling fifteen months, excluding three months ended December 31, 2008.

  (3)
  Minimum consolidated cash flow not less than $0.

  (4)
  Minimum consolidated cash flow not less than $50 million.

  (5)
  Maximum senior debt to cash flow ratio of 3:1 and debt to capitalization ratio not to exceed 60%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  SERIES A PREFERRED SHARES AND TOTAL RETURN SWAP

  The Corporations subsidiary, NOVA Chemicals Inc., has issued Series A preferred shares with a 0.5% dividend rate. NOVA Chemicals Inc. has the right to repurchase the Series A preferred shares at any time. However, any such repurchase may obligate NOVA Chemicals Inc. to pay an early termination fee under the terms of the total return swap described below.

  The Corporation also entered into a total return swap with respect to the Series A preferred shares. On the initial closing date of the total return swap in 2001, the counterparty through its hedge providers purchased the Series A preferred shares for $191 million plus accrued and unpaid dividends. The Corporation subsequently reduced the equity notional amount of the total return swap to $126 million and, in February 2009, reduced the equity notional amount to $75 million. On settlement of the total return swap at the end of the term, the Corporation will owe the counterparty the difference between the actual sale price received by the counterparty for the Series A preferred shares and the equity notional amount if the sale price is less than the equity notional amount. Upon termination of the total return swap, the Corporation expects that it will exercise the right to repurchase the Series A preferred shares for a net price equal to the equity notional amount.

  Under the terms of the total return swap: (i) the counterparty pays the Corporation the total return on the Series A preferred shares (periodic dividends plus positive changes in the equity value of the Series A preferred shares upon termination of the swap); and (ii) the Corporation pays the counterparty a spread to LIBOR, as well as any negative changes in the equity value of the Series A preferred shares upon termination of the swap. All periodic dividends, changes in equity value of the Series A preferred shares and interest payments are charged to earnings as incurred.

  If the average price of the Corporation's outstanding 6.5% medium-term notes due 2012 decreases by a certain amount, it is required to post maintenance collateral. Once the margin-posting requirement is triggered, if the average price increases by 5% or more, any excess collateral may be returned to the Corporation. If the average price decreases by 5% or more, the Corporation would be required to post additional collateral.

  If the Corporation defaults on other debt of at least $25 million and upon certain other events, the counterparty would have the right to sell the Series A preferred shares to a third party and terminate the swap. NOVA Chemicals would then owe the counterparty the difference between the actual sale price received by the counterparty and the equity notional amount if the sale price is less than the equity notional amount. If the sale price is greater than the equity notional amount, the counterparty would owe NOVA Chemicals the difference between the sale price and the equity notional amount. Subsequent to such termination of the swap, NOVA Chemicals may, it's option, exercise the call right and repurchase the preferred shares from the third party for a purchase price of $198 million.

  In February 2009, NOVA Chemicals and the counterparty agreed to extend the term of the total return swap until June 30, 2010 and reduce the equity notional amount. In May 2009, NOVA Chemicals and the counterparty amended the total return swap to change the termination date to March 31, 2010. Because the term expires within the next 12 months, the Series A preferred shares are classified under Long-term debt due within one year on the consolidated balance sheets. The Corporation does not intend to extend the maturity date of the total return swap or replace it. NOVA Chemicals intends to allow the total return swap to terminate on March 31, 2010 and to repay the equity notional amount of $75 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

10.   LONG-TERM DEBT (Continued)

  REPAYMENT REQUIREMENTS

  Repayment requirements in respect of long-term debt are as follows:

(millions of dollars)
2010	$317
2011	10
2012	401
2013	402
2014	3
Thereafter	821

$1,954

  INTEREST EXPENSE

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Interest on long-term debt	$67	$73	$125	$142
Interest on bank loans, securitizations and other	21	25	43	44

	88	98	168	186
Interest capitalized during plant construction	(1)	—	—	(1)
Interest income	(2)	(4)	(12)	(10)

	$85	$94	$156	$175

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

11.   DEFERRED CREDITS AND LONG-TERM LIABILITIES

December 31 (millions of dollars)	2009	2008
Deferred credits(1)
Deferred income	$—	$22
Deferred gain on sale of investments(2)	—	29
Deferred gain on sale of asset(3)	—	10
Deferred gain on sale of railcars	—	6
Other deferred credits	—	3

	—	70

Long-term liabilities
Pension and post-retirement benefit obligations (Note 18)	315	87
Fair value of commodity-based derivatives(4)	—	48
Notes payable(5)(6)	27	40
Asset retirement obligations (Note 19)	39	20
Restricted stock unit plan obligations (Note 13)	—	5
Other long-term liabilities(5)	39	32

	420	232

	$420	$302

  (1)
  Represented amounts realized on the sale of certain investments and other long-term assets that were being recognized in income (loss) on a straight-line basis over the terms of the related contracts. All amounts were removed from the consolidated balance sheet on July 6, 2009, in connection with push-down accounting for the IPIC acquisition (see Note 3).

  (2)
  Represented the long-term portion of deferred gains realized on the 2003 sale of a 50% interest in Fort Saskatchewan Ethylene Storage Limited Partnership.

  (3)
  Represented the long-term portion of a deferred gain realized on the sale of an ethylene pipeline system.

  (4)
  Classified as held-for-trading. See Note 22.

  (5)
  Classified as other financial liabilities. See Note 22.

  (6)
  2009 and 2008 include $21 million and $34 million, respectively, of unsecured notes payable, bearing interest at 4.5% per annum.

12.   COMMON SHARES

  SHARES RESERVED FOR FUTURE ISSUE

December 31 (number of shares)	2009	2008	2007
Under the employee incentive stock option plan(1)(2)	—	7,078,735	7,185,096
Under the director compensation plan	—	47,800	47,800

	—	7,126,535	7,232,896

  (1)
  At the closing of the IPIC transaction (see Note 1), the employee incentive stock option plan was cancelled. There are no options outstanding to officers and employees at Dec. 31, 2009.

  (2)
  Prior to July 6, 2009, a total of 13 million common shares were approved by shareholders for issuance under the employee incentive stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

12.   COMMON SHARES (Continued)

  SHAREHOLDER RIGHTS PLAN

  In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remained attached to the shares and were not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquired 20% or more of NOVA Chemicals' common shares. The rights plan expired in May 2009.

13.   STOCK-BASED COMPENSATION

  At the closing of the IPIC transaction (see Note 1), outstanding units of the stock-based compensation plans were cancelled by the Corporation and the restricted share units and deferred share units were cash-settled in July 2009 for $6.00 per unit (outstanding stock options and equity appreciation units had no value). The total cash settlement for these units was $34 million.

  EMPLOYEE INCENTIVE STOCK OPTION PLAN

  Prior to July 6, 2009, the Corporation could grant options to its employees for up to 13 million common shares. Options could be granted which were exercisable based on the Corporation's NYSE common share price on the date of grant or the closing market price on the TSX. Options were permitted to be exercised over a 10-year period, and generally 25% of the options vested at the grant date with further vesting of 25% in each of the next three years.

  All options granted since Jan. 1, 2002, were accounted for using the fair-value method. The fair value of stock options were expensed over their vesting period and reflected in earnings as the related services were provided, with a corresponding amount recorded to contributed surplus. On exercise of options for common shares, amounts previously recorded to contributed surplus for compensation costs were transferred to the common share account. On retirement or cancellation of options, amounts previously recorded to contributed surplus for compensation costs were transferred to reinvested earnings (deficit). The Corporation used the Black-Scholes option-pricing model to calculate the fair value of options at the date of grant.

  Prior to July 6, 2009, options could be settled by issuance of common shares or retired, whereby the option premium (the differential between the market price and the exercise price) was paid in cash. Amounts paid were recorded as a charge to reinvested earnings (deficit), net of related tax benefits. Options were also permitted to be settled periodically as share appreciation rights (SARs), whereby the option premium was settled by issuance of common shares. Options settled by issuance of shares were cancelled, whereas options settled by other means were returned to the unallocated pool of options available for issue.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  A summary of the status of the Corporation's employee incentive stock option plan for options based on TSX pricing, as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)	Options	Weighted- Average Exercise Price (Canadian $)
Outstanding at beginning of period	2,544,533	$30.58	2,826,041	$30.47	4,286,234	$29.48
Granted	—	$—	122,700	$28.21	97,200	$36.69
Exercised—settled in shares	—	$—	(105,197)	$26.05	(357,683)	$25.25
Exercised—retired for cash	—	$—	(18,921)	$25.57	(670,781)	$29.28
Exercised—settled as SARs(1)	—	$—	(10,594)	$26.35	(507,221)	$28.03
Cancelled	(2,544,533)	$30.58	(269,496)	$30.60	(21,708)	$43.19

Outstanding at end of period	—	$—	2,544,533	$30.58	2,826,041	$30.47

Exercisable at end of period	—	$—	2,367,886	$30.39	2,640,162	$29.84

  (1)
  In 2009, no shares were issued to settle options exercised as SARs (2008—1,164 and 2007—135,573).

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  A summary of the status of the Corporation's employee incentive stock option plan, for options based on NYSE pricing, as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)	Options	Weighted- Average Exercise Price (U.S. $)
Outstanding at beginning of period	1,296,826	$37.47	1,228,526	$38.16	1,192,463	$38.60
Granted	—	$—	97,650	$27.89	76,900	$31.05
Exercised—retired for cash	—	$—	—	$—	(12,011)	$33.57
Cancelled	(1,296,826)	$37.47	(29,350)	$34.50	(28,826)	$39.25

Outstanding at end of period	—	$—	1,296,826	$37.47	1,228,526	$38.16

Exercisable at end of period	—	$—	1,023,873	$38.87	711,965	$39.60

  All years presented are for the Predecessor periods. There were no stock options granted, exercised or cancelled in the Successor period.

  In 2009, 2008 and 2007, the Corporation recognized total compensation cost of $0 million, $2 million and $2 million, respectively, for stock-based employee compensation awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock options granted:

		Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
Weighted-Average Assumptions		2008	2007
Expected dividend yield (%)	—	1.4	1.1
Expected volatility (%)	—	32.5	33.6
Risk-free interest rate (%)	—	3.0	4.4
Expected life (years)	—	4.0	4.0
Fair value of options granted during the year	$—	$6.6	$9.3

  In 2009, only Restricted Stock units were awarded to employees.

  EQUITY APPRECIATION PLAN

  Prior to July 6, 2009, the equity appreciation plan granted units to employees. The redemption price of a unit was determined by the closing market price on the NYSE of the Corporation's common shares on the date of grant. Units could be redeemed for cash over a 10-year period, and generally 25% of the units vested at the grant date with further vesting of 25% in each of the next three years. In accordance with EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period. The value of a unit on the redemption date was the difference between the closing price of the Corporation's common shares on that date and the redemption price.

  At Dec. 31, 2009, there were no outstanding units. At Dec. 31, 2008, there was no mark-to-market value of the vested units as the share price of NOVA Chemicals' stock at Dec. 31, 2008, fell below the grant price of all outstanding equity appreciation units. At Dec. 31, 2007, the mark-to-market value of the vested units was approximately $27 million.

  A summary of the status of the Corporation's equity appreciation plan as of July 5, 2009, 2008 and 2007, and changes during the years then ended is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)	Units	Weighted- Average Redemption Price (U.S. $)
Outstanding at beginning of period	2,560,677	$22.05	2,574,352	$22.08	3,505,591	$21.20
Granted	—	$—	—	$—	—	$—
Redeemed	—	$—	(1,250)	$17.42	(930,514)	$18.78
Cancelled	(2,560,677)	$22.05	(12,425)	$27.90	(725)	$27.90

Outstanding at end of period	—	$—	2,560,677	$22.05	2,574,352	$22.08

Exercisable at end of period	—	$—	2,560,677	$22.05	2,574,352	$22.08

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

13.   STOCK-BASED COMPENSATION (Continued)

  All years presented are for the Predecessor periods. There were no equity appreciation units granted, exercised or cancelled in the Successor period.

  RESTRICTED STOCK UNIT PLAN

  Prior to July 6, 2009, the Restricted Stock Unit Plan was a phantom stock plan wherein the value of a restricted stock unit (RSU) was determined by the value of the Corporation's common shares on the vesting date and was paid to employees in cash or open market shares at the Corporation's discretion. The value of an RSU was determined using the NYSE price for U.S. residents and the TSX price for residents of all other countries. Generally, the units vested and proceeds were distributed three years from the grant date. The value of any common share dividends declared during the vesting period was credited to each RSU account. The value of the RSUs was expensed over the vesting period and was marked to market. In accordance with EIC 162, the stock-based compensation expense was accelerated for units granted to employees who were eligible for retirement at the grant date or would have been eligible before the end of the vesting period.

  A summary of the status of the Corporation's restricted stock unit plan as of July 5, 2009, 2008 and 2007, and changes during the years then ended is presented below:

		Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
		2008	2007
Restricted Stock Units	Units	Units	Units
Outstanding at beginning of period	1,498,521	994,980	591,377
Granted	3,750,661	702,911	554,850
Dividend equivalents credited	89,682	26,504	10,127
Redeemed	(5,324,294)	(223,182)	(131,006)
Cancelled	(14,570)	(2,692)	(30,368)

Outstanding at end of period	—	1,498,521	994,980

  All years presented are for the Predecessor periods. There were no restricted stock units granted, exercised or cancelled in the Successor period.

  The mark-to-market liability for the RSU plan was $0 million at Dec. 31, 2009 (2008—$6 million and 2007—$26 million). Of the total liability, $0 million (2008—$1 million) was classified as current.

  In November 2005, NOVA Chemicals entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of the Equity Appreciation Plan and the Restricted Stock Unit Plan. See Note 22.

14.   DEFERRED SHARE UNIT PLANS

  Prior to July 6, 2009, under the Corporation's Deferred Share Unit Plans (DSUP), key employees and non-employee directors could elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively, in deferred share units (DSU's).

  The amount of the management incentive award that a key employee elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX for Canadian employees and on the NYSE for U.S. employees, of NOVA Chemicals' common shares for the last five consecutive trading days of the month of December prior to the performance period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

14.   DEFERRED SHARE UNIT PLANS (Continued)

  The amount of fees that a non-employee director elected to have participate in the DSUP would be converted to an equivalent number of DSU's based on the average closing price, on the TSX or NYSE, of NOVA Chemicals' common shares for the last five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned. The units were redeemable upon retirement, departure or termination from the Corporation.

  A summary of the status of the Corporation's deferred share unit plans as of July 5, 2009 and Dec. 31, 2008 and 2007, and changes during the periods ended on those dates is presented below:

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
Employee Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of period	576,924	$4.58	564,701	$21.42	547,643	$19.90
Earned	31,290	$5.95	12,223	$20.94	179,249	$28.07
Redeemed	(608,214)	$6.00	—	$—	(162,191)	$23.65

Outstanding at end of period	—	$—	576,924	$4.58	564,701	$21.42

  All years presented are for the Predecessor periods. There were no deferred share units earned or redeemed in the Successor period.

			Year ended Dec. 31
	Period from Jan. 1–July 5, 2009
			2008		2007
Non-Employee Directors Deferred Share Units	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)	Units	Weighted- Average Price (U.S. $)
Outstanding at beginning of period	165,892	$4.60	117,427	$31.73	101,131	$31.35
Earned	26,730	$6.00	48,465	$12.14	18,023	$34.09
Redeemed	(192,622)	$6.00	—	$—	(1,727)	$33.87

Outstanding at end of period	—	$—	165,892	$4.60	117,427	$31.73

  All years presented are for the Predecessor periods. There were no deferred share units earned or redeemed in the Successor period.

  The liability for the DSUP was $0 million at Dec. 31, 2009 (2008—$3 million). The total liability is classified as current at Dec. 31, 2008.

15.   RESTRUCTURING CHARGES

  2009 Successor

  From July 6 to Dec. 31, 2009, NOVA Chemicals recorded restructuring charges of $23 million before-tax ($17 million after-tax) related to the following:

•
$22 million of severance and other employee related costs due to restructuring in the Corporate and Olefins/Polyolefins business units; and

•
$1 million related to additional DYLARK restructuring costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   RESTRUCTURING CHARGES (Continued)

  2009 Predecessor

  From Jan. 1 to July 5, 2009, NOVA Chemicals recorded restructuring charges of $42 million before-tax ($42 million after-tax) related to the following:

•
$10 million of severance and other employee related costs due to restructuring activities in the Performance Styrenics segment;

•
$31 million related to NOVA Chemicals' decision to exit the DYLARK engineering resin business. The restructuring charge included a $17 million impairment charge related to the DYLARK resin business unit assets; $3 million for severance and other employee related costs; and $11 million of other related exit costs; and

•
$1 million for the Corporation's 50% share of the INEOS NOVA joint venture restructuring costs related to pension plan settlement charges.

  As of Dec. 31, 2009, $20 million of the severance costs due to restructuring activities across the Company have been paid to employees. This includes $11 million attributed to the Corporate and Olefins/Polyolefins business units, $5 million attributed to the Performance Styrenics segment, and $4 million related to DYLARK severance and other related exit costs.

  2008

  In 2008, NOVA Chemicals recorded restructuring charges of $37 million before-tax ($33 million after-tax) related to the following:

•
$17 million impairment charge related to certain joint venture and equity investments;

•
$9 million related to costs incurred for capital projects which will not be pursued;

•
$6 million related to restructuring charges for actions taken to reduce costs, including the elimination of information technology positions in North America, of which $5 million has been paid related to severance costs for employees; and

•
$5 million related to actions taken by the INEOS NOVA joint venture, including severance costs related to reductions at the Bayport, TX, facility, of which substantially all of the severance costs were paid to employees.

  2007

  In 2007, NOVA Chemicals recorded total restructuring charges of $86 million ($55 million after-tax) related to the following:

•
$7 million associated with the elimination of approximately 90 positions in the United States and Europe. To date, substantially all of the severance costs have been paid to employees. The Corporation also recorded a $6 million before-tax charge for other restructuring actions to reduce costs.

•
In September 2007, NOVA Chemicals announced that it had acquired the exclusive production rights from Sterling Chemical's Texas City, Texas, styrene plant on behalf of the INEOS NOVA joint venture. These rights were assigned to INEOS NOVA on Oct. 1, 2007. In November 2007, Sterling Chemicals announced its plans to permanently shut down the facility as a result of INEOS NOVA's nomination of zero production volumes. As a result, NOVA Chemicals recorded a charge of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

15.   RESTRUCTURING CHARGES (Continued)

  $29 million, our 50% share of the charge. Sterling was responsible for all related plant closure and severance costs.

•
INEOS NOVA announced that it would cease polystyrene production at its Belpre, OH, and Montréal, Quebec, sites, resulting in restructuring charges of $38 million (NOVA Chemicals' share) comprised of before-tax non-cash asset write-downs of $32 million and closure and severance costs of $6 million. To date, substantially all of the severance costs have been paid to employees.

•
$3 million of restructuring charges related to European restructuring by the INEOS NOVA joint venture, all of which have been paid.

•
$3 million of severance costs related to North American employees of INEOS NOVA, all of which have been paid.

16.   OTHER (LOSSES) GAINS

					Year ended Dec. 31
	July 6–Dec. 31, 2009		Jan. 1–July 5, 2009
					2008		2007
(millions of dollars)	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax	Before-Tax	After-Tax
	Successor		Predecessor
Gain on sale of Chesapeake(1)	$—	$—	$—	$—	$—	$—	$17	$12
Gain on sale of Cambridge	—	—	—	—	—	—	1	1
Other	1	1	6	6	(2)	(1)	2	1

	$1	$1	$6	$6	$(2)	$(1)	$20	$14

  (1)
  The Corporation sold the land and plant facility at Chesapeake, Virginia which had ceased operations in June 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES

  Income tax expense (recovery) varies from amounts computed by applying the Canadian federal and provincial statutory income tax rates to income (loss) before income taxes as shown in the following table:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars, except as noted)			2008(1)	2007(1)
	Successor	Predecessor
Income (loss) before income taxes	$5	$(302)	$(102)	$400
Statutory income tax rate	29.0%	29.0%	29.50%	32.12%

Computed income tax (recovery) expense	1	$(88)	$(30)	$128
(Decrease) increase in taxes resulting from:
Permanent difference on capital gains and losses	—	8	—	—
(Higher) lower effective foreign tax rates	3	2	(4)	(9)
Income tax rate adjustments(2)	(22)	—	—	(65)
(Decrease) increase in valuation allowance(3)	(5)	15	41	14
Permanent difference on foreign exchange gains and losses(4)	—	—	(56)	—
Increase (reduction) in tax reserve(5)	22	—	(20)	(13)
Other	8	—	7	(3)

Income tax expense (recovery)	$7	$(63)	$(62)	$52

Current income tax expense (recovery)	$20	$(69)	$57	$109
Future income tax (recovery) expense	(13)	6	(119)	(57)

Income tax expense (recovery)	$7	$(63)	$(62)	$52

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  (2)
  In 2009, Ontario (2007—Federal Canadian Government) enacted a tax rate reduction, which reduced income tax accruals for future tax liabilities by $22 million (2007—$65 million). These benefits have been recorded as a reduction of income tax expense.

  (3)
  The tax benefit of certain costs have not been recorded due to the uncertainty that tax benefits will be realized prior to the expiration of the loss carryforwards in the U.S.

  (4)
  As a result of the change in functional currency on Oct. 1, 2008 (see Note 22), NOVA Chemicals recorded $111 million of income primarily related to foreign exchange. This amount is not taxable, therefore, income taxes are $25 million lower than would be expected. In addition to this, foreign exchange losses will be recorded for tax purposes that are not recorded for book purposes, resulting in a tax benefit of $31 million.

  (5)
  NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. NOVA Chemicals assesses this reserve from time to time for adequancy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES (Continued)

  The following table outlines the principal temporary differences comprising the future income tax assets:

(millions of dollars)	2009	2008
Investment tax credits	$57	$—
Reserves not currently deductible	2	66
Other	3	2

Future income tax asset	$62	$68

  The following table outlines the principal temporary differences comprising the future income tax liabilities:

(millions of dollars)	2009	2008(1)
Basis difference in plant and equipment	$(866)	$(504)
Unrealized foreign exchange gains (losses)	6	(9)
Reserves not currently deductible	40	64
Losses available to be carried forward	113	306
Other	(16)	65
Valuation allowance	(94)	(299)

Future income tax liability	$(817)	$(377)

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  At Dec. 31, 2009, the Corporation had U.S. Federal net operating loss carryforwards (NOL's) of $158 million. The U.S. NOL's will begin to expire in 2021 and fully expire in 2029. In addition, NOVA Chemicals has $327 million of NOL's in Switzerland, with expiration dates from 2010 to 2014.

  The Company's valuation allowance of $94 million at Dec. 31, 2009 ($299 million at Dec. 31, 2008), relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in the U.S. and Switzerland.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

17.   INCOME TAXES (Continued)

  The following table outlines the income tax (recovery) expense arising from Canadian and Foreign operations:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008(1)	2007(1)
	Successor	Predecessor
Income (loss) before income taxes
Canadian	$57	$(233)	$18	$482
Foreign	(52)	(69)	(120)	(82)

	$5	$(302)	$(102)	$400

Current income tax expense (recovery)
Canadian	$19	$(71)	$55	$105
Foreign	1	2	2	4

	$20	$(69)	$57	$109

Future income tax (recovery) expense
Canadian	$(1)	$5	$(127)	$(27)
Foreign	(12)	1	8	(30)

	$(13)	$6	$(119)	$(57)

Total income tax expense (recovery)	$7	$(63)	$(62)	$52

  (1)
  Restated for adoption of CICA 3064, see Note 2.

18.   EMPLOYEE FUTURE BENEFITS

  PENSION PLANS

  NOVA Chemicals sponsors both defined benefit and defined contribution pension arrangements.

  Defined benefit pensions at retirement are mainly related to years of service and remuneration during the last years of employment with some plans having limited or conditional indexing provisions. One plan has provisions whereby the benefits are related to career average salaries. Actuarial reports are prepared regularly by independent actuaries for accounting and funding purposes using the projected unit credit method. The last actuarial valuation for all significant plans in the United States and one plan in Canada was as of Dec. 31, 2009 and as of Dec. 31, 2008 for the other Canadian plan.

  Plan assets are measured at fair value while pension obligations are discounted using current yield rates of high quality corporate bonds with terms to maturity that approximate the duration or projected cash flows of the Corporation's pension liabilities. The plans' assets consist of publicly traded equity and fixed income securities or units of publicly traded pooled or mutual funds. The Corporation used a measurement date of Dec. 31 for its pension and post-retirement plans.

  In accordance with push-down accounting requirements (see Note 3), accrued pension benefit assets and obligations were calculated using best estimate assumptions and all plan assets were valued at fair value. Any previously existing unamortized net actuarial gain (loss), unamortized past service cost, unamortized transitional obligation or unamortized transitional asset were eliminated, resulting in the accrued benefit asset or liability being the difference between the accrued benefit obligation and the fair value of plan assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  NOVA Chemicals amended certain U.S. defined benefit plans as of Dec. 31, 2007. The amendments provided for benefits to be frozen as of Jan. 1, 2008, and provided transition relief to plan participants meeting certain age and service requirements. At the same time, NOVA Chemicals also enhanced benefits under one of its U.S. defined contribution plans. The defined benefit option of the Canadian pension plans was closed to new entrants on Jan. 1, 2000.

  The transition of the pension plan for wage employees to INEOS NOVA in 2008 resulted in the transfer of assets and obligations to INEOS NOVA together with corresponding balance sheet recognition as of the date of transfer. INEOS NOVA assumed financial responsibility for the assets and obligations in respect of all service for the affected members.

  Certain employees of INEOS NOVA continue to participate in the Retirement Plan for Eastern Canadian Salaried Employees of NOVA Chemicals. INEOS NOVA assumed financial responsibility for the obligations in respect of all plan service for its members. Plan assets have been allocated to INEOS NOVA on a preliminary basis in the proportion that the INEOS NOVA benefit obligation bears to the total benefit obligation for the plan.

  The transition of certain plans to INEOS NOVA in 2008, the restructuring that occurred in 2007 (see Note 15) and the defined benefit pension plan amendments described above triggered one or more of the following charges (benefits) during 2008 and 2007: a curtailment charge (benefit), a special termination charge and a settlement charge. A curtailment charge (benefit) results from either the termination of employment earlier than previously assumed or the significant reduction in future benefit accruals and requires the immediate recognition of unrecognized amounts that were scheduled to be reflected in future accounting periods. A special termination charge results from the enhancements provided under voluntary termination programs (e.g., additional years of age and service). A settlement charge results when the total lump sums paid during a given year exceed a certain threshold.

  Upon commencement of the NOVA Innovene joint venture (subsequently expanded to include North American assets and renamed INEOS NOVA joint venture) in October 2005, the defined benefit pension plans of each pre-joint venture entity were transferred to the NOVA Innovene joint venture with the financial responsibility for pre-close assets and liabilities retained by the pre-joint venture company and the financial responsibility for post-close assets and liabilities assumed by the NOVA Innovene joint venture. There is a specific arrangement to identify and apportion the pre- and post-close assets and liabilities. Therefore, the amounts presented in the defined benefit pension tables represent NOVA Chemicals' assets and obligations, for which it has provided an indemnity, and its share of the post-close assets and obligations of NOVA Innovene subsequent to Oct. 1, 2005.

  The tables below also include NOVA Chemicals' 50% share of the assets, obligation and expense associated with the plans in the INEOS NOVA joint venture that were contributed to the joint venture by INEOS and NOVA Chemicals effective Apr. 1, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  Pension and post-retirement expense (included in Feedstock and operating costs and Selling, general and administrative costs) for all significant defined benefit plans consisted of the following:

	Pension Plans				Post Retirement Plans
			Year ended Dec. 31				Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009			July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007			2008	2007
	Successor	Predecessor			Successor	Predecessor
Current service cost	$10	$6	$21	$25	$1	$—	$1	$2
Interest cost on accrued benefit obligations	24	21	48	46	3	3	5	5
Actual loss (return) on plan assets	(37)	(17)	123	2	—	—	—	—
Actuarial (gain) loss on accrued benefit obligations	(10)	65	(127)	5	—	—	—	—

Costs arising in the period	(13)	75	65	78	4	3	6	7
Differences between costs arising in the period and costs recognized in the period in respect of the long-term nature of employee future benefit costs:
(Return) loss on plan assets	15	(2)	(161)	(58)	—	—	—	—
Transitional (asset) obligations	—	(3)	(6)	(6)	—	—	1	1
Actuarial loss (gain)	11	(58)	122	4	—	—	1	1
Past service and actual plan amendments	—	—	—	—	—	—	(1)	(1)

Net defined benefit costs recognized	13	12	20	18	4	3	7	8

Curtailment/ special termination (credit) charge	—	—	—	(4)	—	—	—	—
Settlement charge	—	16	1	—	—	—	—	—

Total benefit cost recognized	$13	$28	$21	$14	$4	$3	$7	$8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  The status of all significant defined benefit pension and post-retirement plans is as follows:

	Pension Plans			Post Retirement Plans
(millions of dollar, except as noted)	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended 2008	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009	Year ended 2008
	Successor	Predecessor		Successor	Predecessor
Change in benefit obligations
Benefit obligation at beginning of period	$786	$708	$950	$84	$85	$90
Current service cost	13	7	21	1	—	1
Interest cost	24	21	48	3	2	5
Experience (gain) loss	(5)	78	(115)	14	(2)	(6)
Plan amendments	1	—	—	4	—	—
Settlement gain	(7)	(41)	(9)	—	—	—
Employee contributions	—	—	3	1	1	2
Acquisition/divestiture	—	—	—	—	—	—
Benefits paid	(26)	(18)	(45)	(3)	(3)	(6)
Transfer from settlement of past claim	—	—	—	—	—	7
NOVA Chemicals' share of obligations transferred to INEOS NOVA JV	(8)	—	(9)	—	—	1
Foreign currency exchange rate (gain) loss	67	31	(136)	4	1	(9)

Benefit obligation at end of period	$845	$786	$708	$108	$84	$85

Change in plan assets
Fair value of plan	555	527	784	—	—	—
Actual return (loss) on plan assets at beginning of period	51	10	(123)	—	—	—
Employer and employee contributions	21	54	43	3	3	6
Settlement loss	(8)	(41)	(9)	—	—	—
Acquisition/divestiture	—	—	—	—	—	—
Benefits paid	(26)	(19)	(45)	(3)	(3)	(6)
NOVA Chemicals' share of assets transferred to INEOS NOVA JV	(6)	—	(9)	—	—	—
Foreign currency exchange rate (loss) gain	50	24	(114)	—	—	—

Fair value of plan assets at end of period	$637	$555	$527	$—	$—	$—

Funded status
Plan assets in deficiency of benefit obligation	$(208)	$(231)	$(181)	$(108)	$(84)	$(85)
Unrecognized net transitional (asset) obligation	—	(24)	(26)	—	7	6
Unrecognized prior service cost	1	—	(5)	3	(14)	(15)
Unrecognized net actuarial (gain) loss	(28)	290	235	15	18	20

Net amounts recognized in consolidated balance sheets	$(235)	$35	$23	$(90)	$(73)	$(74)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

	Pension Plans		Post Retirement Plans
Weighted-average assumptions used to determine end of year obligations	2009	2008	2009	2008
Discount rate	5.8%	6.4%	6.1%	6.6%
Assumed long-term rate of return on plan assets(1)	7.5%	7.5%	—	—
Rate of increase in future compensation	3.9%	3.9%	—	—
Long-term health care inflation(2)	—	—	5.0%	5.0%

  (1)
  NOVA Chemicals establishes an appropriate long-term rate of return for each plan's assets which reflects asset allocations within each plan as well as independent views of long-term rate of return expectations for each asset class.

  (2)
  Ultimate trend rate, expected to be achieved by 2024 for Canadian plans and 2017 and 2019 for U.S. plans. The initial assumed health care cost trend rate at Dec. 31, 2009 was 8% on average.

  The plans are presented on the basis of accrued benefit obligations, rather than accumulated benefit obligations. The accrued benefit obligations and fair value of assets for NOVA Chemicals' pension plans in which the accrued benefit obligations exceed the fair value of plan assets, as of each year end, are shown below:

(millions of dollars)	Accrued Benefit Obligation	Fair Value of Assets
December 31, 2009	$826	$625
December 31, 2008	$683	$500

  Expected benefit payments for the defined benefit pension plans and the post-retirement plans are as follows:

(millions of dollars)	Pension Plans	Post- Retirement Plans
2010	$47	$7
2011	$36	$8
2012	$39	$8
2013	$42	$8
2014	$44	$8
Five Years Thereafter	$267	$46

  In 2010, funding for the defined benefit pension plans is expected to range between $30 million and $35 million.

  POST EMPLOYMENT BENEFITS

  NOVA Chemicals recorded a liability of $5 million in 2009 (2008 and 2007—$5 million) for the following: health and welfare benefit continuation to disabled individuals and dependents until the earliest of the disabled's attainment of age 65, death or recovery; short-term disability income continuation; and COBRA continuation for medical and dental benefits. This liability is not included in the table above. A formal actuarial valuation is performed at least every three years with the most current valuation having been performed as of Dec. 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  DEFINED BENEFIT PLAN ASSETS

  The investment strategy for the defined benefit plans is determined by NOVA Chemicals for each plan after taking into consideration the plan structure, nature of the liabilities, the funded status and cash flow requirements of the plan; the size of the assets; and the financial situation of the Corporation and its ability to withstand fluctuations in pension contributions. For the significant plans, asset-liability modeling has been utilized to assist in setting the investment strategy. The assets of each plan are invested in a variety of traditional financial instruments such as equities and fixed income securities using a combination of active and passive strategies. Although the Corporation does not consider derivatives a separate asset class, they are permitted in order to manage the allocation of investments across asset classes, markets and currencies. However, under no circumstances can they be used for speculative purposes or have the effect of leveraging the assets.

  While most of the benefits of diversification are achieved by allocating across different asset classes, the Corporation also believes it may be appropriate to further diversify by using multiple investment managers and employing different management styles within an asset class.

  The Canadian and U.S. plans are the most significant to the Corporation with 83% of total pension assets. The asset allocation for these pension plans at the end of 2009 and 2008, and the target allocation for 2010, by asset category, follow. This information has been aggregated within a geographic segment as asset allocations are similar for the Canadian and U.S. plans.

  NORTH AMERICAN PLANS

	Target Allocation	Percentage of Plan Assets
Asset Category	2010	2009	2008
Year ended December 31
Equities	60%	59%	52%
Fixed Income	40%	41%	48%

Total	100%	100%	100%

  The investment strategies for the pension plans in Europe (which are sponsored by INEOS NOVA) differ significantly from the North American plans. The different strategies reflect considerable variations in plan membership, plan liability structure, pension arrangements and plan asset size. Some European plans are re-insured with the investment strategy and asset allocation determined or heavily influenced by the re-insurer.

  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

  The Corporation provides medical care and life insurance benefits to eligible retirees and their dependents in North America. The Corporation accrues the cost of providing post-retirement benefits as the employees provide services. Post-retirement costs are funded as they are incurred.

  A 1% increase in the health care inflation rate would have increased the post-retirement benefit obligation by an additional $6 million at Dec. 31, 2009, for Canadian plans and $5 million for U.S. plans. A 1% decrease in the same health care inflation rate would have decreased the post-retirement benefit obligation by $5 million and $4 million for the Canadian and U.S. plans, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

18.   EMPLOYEE FUTURE BENEFITS (Continued)

  DEFINED CONTRIBUTION ARRANGEMENTS

  NOVA Chemicals has a number of defined contribution arrangements providing retirement benefits to certain groups of employees. The total expense for the Corporation's contribution to these plans was $12 million in 2009 (2008—$14 million and 2007—$8 million). In 2010, NOVA Chemicals expects to fund its defined contribution plans by approximately $12 million.

19.   ASSET RETIREMENT OBLIGATIONS

  The Corporation's asset retirement obligations are comprised of expected costs to be incurred upon termination of operations and the closure of active manufacturing plant facilities. The total undiscounted amount of estimated cash flows expected to be incurred on closure of active plants in 10 to 20 years is approximately $160 million. In arriving at the estimated asset retirement obligation, a credit-adjusted risk-free rate of 11.73% (2008—10.5%) was used to discount the estimated future cash flows. The estimated asset retirement obligation liability of $39 million at Dec. 31, 2009, will increase, or accrete, each year over the lives of active plants until it equals the $160 million expected to be incurred on closure of the plants.

Year ended December 31 (millions of dollars)	2009	2008
Beginning of year	$20	$23
Increase in obligation due to push-down accounting (see Note 3)	12	—
Increase (decrease) in obligation as a result of changes in Canadian dollar	4	(5)
Increase in present value of the obligations (accretion expense)	3	2

End of year	$39	$20

20.   CONTINGENCIES AND COMMITMENTS

  NOVA Chemicals is involved in litigation from time to time in the ordinary course of business. Among these items is a claim for approximately $120 million by Dow Chemical Canada ULC and its European affiliate concerning the third ethylene plant at Joffre. The Corporation has counterclaimed in the same action for approximately $300 million. Because of the inherent uncertainties of litigation, there can be no assurance on the outcome of any litigation. No amount has been accrued at Dec. 31, 2009 with respect to this claim.

  The Corporation leases office space and transportation equipment under various operating leases. The minimum lease payments are approximately $425 million in total with annual amounts of $51 million in 2010, $44 million in 2011, $42 million in 2012, $38 million in 2013, $38 million in 2014, and $212 million thereafter. Rental expense under operating leases was $47 million in 2009 (2008—$54 million and 2007—$61 million).

  The Corporation has entered into agreements for the purchase of minimum amounts of feedstock and other raw materials for short—and long-term supply. The resulting obligations, based on year-end market prices, are approximately $6,780 million in total with annual amounts of $1,760 million in 2010, $1,007 million in 2011, $772 million in 2012, $516 million in 2013, $516 million in 2014 and $2,209 million thereafter.

  The Corporation is obligated under several long-term ethylene and benzene feedstock supply agreements to supply INEOS NOVA with up to 440 million pounds of ethylene and up to 60 million gallons of benzene annually. The agreements run through December 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION

  NOVA Chemicals considers both qualitative and quantitative factors in determining reportable segments. Before applying quantitative analyses, NOVA Chemicals aggregates the business segments with similar economic characteristics and business segments with similarities in each of the following areas: nature of the product and service, nature of the production process, type or class of customer, methods used to distribute the products or provide the services and, if applicable, the nature of the regulatory environment. Based on the aggregation of the operating segments, NOVA Chemicals performs quantitative tests based on revenue, profit and loss and assets and has determined that it has the following five reporting segments.

  (1)   JOFFRE OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 and crude C5 hydrocarbons and hydrogen.

  Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to third-parties who use ethylene to produce polyethylene and other products.

  (2)   CORUNNA OLEFINS

  Products: Ethylene and co-products, including propylene, crude C4 hydrocarbons, C5 dienes, dicyclopentadiene, aromatics, C9 resin oils, hydrogen and fuels. Feedstock mix determines the type and volume of co-products manufactured.

  Applications: Ethylene is used internally by NOVA Chemicals to produce polyethylene or sold to customers who use the ethylene to make other products. Chemical co-products are building blocks that are used by customers to make items such as tires, carpet and clothing fibers and household goods. Energy co-products are primarily used by customers for fuel.

  (3)   POLYETHYLENE

  Products: LLDPE, LDPE, HDPE and Advanced SCLAIRTECH (AST) PE.

  Applications: Polyethylene is sold to customers for production of a variety of end-use industrial and consumer products. Consumer products include packaging film, plastic bags, bottles and toys. Industrial applications include storage drums, industrial wrap, retail packaging and building products.

  (4)   PERFORMANCE STYRENICS

  Products: EPS and ARCEL resins, as well as downstream business ventures. None of these products exceed the quantitative threshold for separate reportable segments.

  Applications: Performance Styrenics polymers are sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for the building and construction industry.

  (5)   INEOS NOVA JOINT VENTURE

  Products: Styrene, North American SPS, European EPS and SPS, ZYLAR® and NAS® resins.

  Applications: Styrene is used internally by INEOS NOVA to produce styrenic polymers or sold to customers who use styrene to produce styrenic polymers and other products such as synthetic rubber and unsaturated polyesters. SPS is sold to customers who make products for end-use applications including electronics and food packaging, small appliances and construction components. EPS is sold to customers who make products for end-use applications including packaging for food and consumer products and insulation for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  the building and construction industry. ZYLAR and NAS are high-clarity styrene acrylic co-polymers and blends or alloys thereof with added strength. They are used in medical applications, clear household appliance applications and computer housings.

  CORPORATE

  Corporate includes all stock-based compensation and profit sharing costs, all unrealized gains and losses on the stock-based forward transaction and mark-to-market feedstock derivatives and all restructuring, IPIC transaction costs and corporate operating costs.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2.

  NOVA Chemicals accounts for intersegment sales and transfers as if the sales or transfers were to third-parties, that is, at current market price.

  The following tables provide information for each segment:

  REVENUE FROM EXTERNAL CUSTOMERS(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	290	$240	$1,104	$970
Corunna Olefins	344	290	1,680	1,334
Polyethylene	802	697	2,373	2,016
Performance Styrenics	143	104	401	402
INEOS NOVA Joint Venture	606	544	1,872	2,080
Eliminations	(6)	(4)	(64)	(70)

Total revenue from external customers	$2,179	$1,871	$7,366	$6,732

  (1)
  Third-party.

  INTERCOMPANY AND AFFILIATE REVENUE

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	$274	$263	$1,055	$833
Corunna Olefins	182	147	857	741
Polyethylene	1	1	10	6
Performance Styrenics	13	1	32	10
INEOS NOVA Joint Venture	29	8	70	12
Eliminations	(499)	(420)	(2,024)	(1,602)

Total intercompany and affiliate revenue	$—	$—	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  TOTAL REVENUE(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of dollars)			2008	2007
	Successor	Predecessor
Joffre Olefins	$564	$503	$2,159	$1,803
Corunna Olefins	526	437	2,537	2,075
Polyethylene	803	698	2,383	2,022
Performance Styrenics	156	105	433	412
INEOS NOVA Joint Venture	635	552	1,942	2,092
Eliminations	(505)	(424)	(2,088)	(1,672)

Total revenue	$2,179	$1,871	$7,366	$6,732

  (1)
  Before intersegment eliminations.

  OPERATING INCOME (LOSS)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
	Successor	Predecessor
Joffre Olefins	$105	$87	$621	$531
Corunna Olefins	(27)	(78)	(243)	152
Polyethylene	149	42	(43)	127
Performance Styrenics	(2)	(27)	(69)	(30)
INEOS NOVA Joint Venture	(2)	6	(103)	(5)
Corporate	(130)	(236)	(143)	(202)
Eliminations	(4)	(8)	36	(18)

Total operating income (loss)	$89	$(214)	$56	$555
Interest expense (net)	(85)	(94)	(156)	(175)
Other gains (losses)	1	6	(2)	20
Income tax (expense) recovery	(7)	63	62	(52)

Net (loss) income	$(2)	$(239)	$(40)	$348

  (1)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  DEPRECIATION AND AMORTIZATION

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008(1)	2007(1)
	Successor	Predecessor
Joffre Olefins	$77	$33	$65	$57
Corunna Olefins	12	32	64	57
Polyethylene	34	37	76	69
Performance Styrenics	4	12	24	25
INEOS NOVA Joint Venture	—	13	25	21
Corporate	4	3	7	8

Total depreciation and amortization	$131	$130	$261	$237

  (1)
  Restated for adoption of CICA 3064, see Note 2.

  CAPITAL EXPENDITURES

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008	2007
	Successor	Predecessor
Joffre Olefins	$3	$3	$15	$21
Corunna Olefins	12	8	41	62
Polyethylene	35	24	77	33
Performance Styrenics	7	3	13	10
INEOS NOVA Joint Venture	3	3	20	30

Total capital expenditures	$60	$41	$166	$156

  ASSETS

	2009	2008(1)
Joffre Olefins	$2,587	$786
Corunna Olefins	539	1,008
Polyethylene	1,570	944
Performance Styrenics	132	303
INEOS NOVA Joint Venture	229	458
Corporate	478	507
Eliminations	(2)	1

Total assets	$5,533	$4,007

  (1)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

21.   SEGMENTED INFORMATION (Continued)

  GEOGRAPHIC INFORMATION

  REVENUE FROM EXTERNAL CUSTOMERS(1)

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
			2008	2007
	Successor	Predecessor
Canada	$593	$571	$2,617	$2,333
United States	1,120	897	3,349	2,896
Europe and Other	466	403	1,400	1,503

	$2,179	$1,871	$7,366	$6,732

  (1)
  Based on location of customer.

  ASSETS(1)

	2009	2008(2)
Canada	$4,892	$2,900
United States	388	766
Europe and Other	253	341

	$5,533	$4,007

  (1)
  Based on location of operating facility.

  (2)
  Restated for adoption of CICA 3064, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS

  CATEGORIES OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

  Carrying amounts and net gains/(losses) of NOVA Chemicals' financial instruments are classified into the following categories:

	Carrying amounts	From interest income (expense), net		Impairment charges(1)	Realized/Unrealized gain (loss)		Net gain (loss)
(millions of dollars)	Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009	Jan. 1– Dec. 31, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009	July 6– Dec. 31, 2009	Jan. 1– July 5, 2009
		Successor	Predecessor	2009	Successor	Predecessor	Successor	Predecessor
Held-for-trading financial assets (Notes 4 and 7)(2)	$285	$—	$—	$—	$48	$5	$48	$5
Held-for-trading financial liabilities (Notes 9 and 11)	$—	—	(4)	—	—	(9)	—	(13)
Loans and receivables (Notes 4 and 7)	$345	1	1	—	—	—	1	1
Available-for-sale securities(3)	$24	1	—	—	—	—	1	—
Other financial liabilities (Notes 9, 10 and 11)	$2,529	(83)	(88)	—	—	—	(83)	(88)

		$(81)	$(91)	$—	$48	$(4)	$(33)	$(95)

  (1)
  There were no impairment charges in the 2009 Predecessor or Successor periods.

  (2)
  Includes cash and cash equivalents.

  (3)
  $12 million included in Prepaid expenses and other assets recorded at fair value and $12 million included in Other non-current assets with no published market price and recorded at cost (Note 7).

Dec. 31, 2008 (millions of dollars)	Carrying amounts 2008	From interest income (expense), net	Impairment charges	Realized/ Unrealized gain (loss)	Net gain (loss)
Held-for-trading financial assets (Notes 3 and 5)	$74	$1	$—	$—	$1
Held-for-trading financial liabilities (Notes 9 and 11)	$178	(9)	—	(209)	(218)
Loans and receivables (Notes 4 and 7)	$324	4	—	—	4
Available-for-sale securities (Note 7)	$11	—	(5)	1	(4)
Other financial liabilities (Notes 9, 10 and 11)	$2,306	(141)	—	—	(141)

		$(145)	$(5)	$(208)	$(358)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  FINANCIAL INSTRUMENT FAIR VALUES

  Assets carried at fair value on the consolidated balance sheet at Dec. 31, 2009 are included in the following fair value hierarchy categories:

(millions of dollars)	Carrying amounts 2009	Level 1	Level 2	Level 3
Held-for-trading financial assets	$285	$267	$18	$—
Available-for-sale securities	12	12	—	—

	$297	$279	$18	$—

  Level Determinations and Classifications

  The Level I, II and III classifications in the fair value hierarchy utilized by the Corporation are defined as follows:

  Level I.    Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access. In determining Level I commodity derivatives trading fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange and the Intercontinental Exchange.

  Level II.    Fair values are determined using inputs other than unadjusted quoted prices that are observable for the asset or liability, either directly or indirectly.

  Commodity derivatives fair values falling within the Level II category are determined through the use of quoted prices in active markets adjusted for factors specific to the asset or liability, such as basis and location differentials. The Corporation includes over-the-counter derivatives with values based upon observable commodity futures curves and derivatives with input validated by broker quotes or other publicly available market data providers in Level II. Level II fair values also include fair values determined using valuation techniques, such as regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets. The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

  Level III.    Fair values are determined using inputs for the asset or liability that are not readily observable. NOVA Chemicals has not determined any fair values using Level III.

  Financial instrument fair values represent a reasonable approximation of amounts NOVA Chemicals would have received or paid to counterparties to unwind positions prior to their maturity. NOVA Chemicals has no plans to unwind these positions prior to maturity and has no significant exposure to any individual customer or counterparty.

  The carrying amounts reported on the Consolidated Balance Sheets for Cash and cash equivalents (included in the held-for-trading category), loans and receivables and other financial liabilities (excluding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Long-term debt) approximate their fair value. Fair values and carrying amounts for long-term debt are as follows:

	Carrying Amount(1)		Estimated Fair Value(2)
December 31 (millions of dollars)	2009	2008	2009	2008
Long-term debt	$1,824	$1,650	$1,925	$1,032

  (1)
  Includes debt installments due within one year.

  (2)
  The fair value of long-term debt is based on quoted market prices (Level 1 on the fair value hierarchy), where available. For all other long-term debt, the balance in the consolidated balance sheets approximates market.

  FOREIGN EXCHANGE RISK MANAGEMENT

  NOVA Chemicals has U.S., Canadian and European-based petrochemical operations which expose the Company to both translation and transaction effects resulting from changes in currency exchange rates. Through Sep. 30, 2008, all of NOVA Chemicals operations were considered self-sustaining and were translated into U.S. dollars for reporting purposes using the current rate method. Resulting translation gains or losses were deferred in AOCI until there was a realized reduction of the net investment in the foreign operation.

  In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This significantly eliminated the joint venture's reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposure of all of its businesses and concluded that the currency exposures of its Canadian entities predominately are now U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian entities using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in all foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in AOCI. NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian entities. The translated amounts on Sep. 30, 2008, became the historical basis for all items as of Oct. 1, 2008. NOVA Chemicals' continues to hold investments in joint ventures and other subsidiaries with differing functional currencies and these will continue to be classified as self-sustaining operations, with translation gains and losses deferred in AOCI.

  Impacts of the change in functional currency during 2008 are as follows:

  CONSOLIDATED STATEMENT OF (LOSS) INCOME

Increase in depreciation and amortization	$(6)
Increase in foreign exchange income	117
Decrease in tax expense	31

$142

  Through Sep. 30, 2008, NOVA Chemicals functional currency was the Canadian dollar which exposed the Corporation to currency risks from its investing, financing and operating activities. The Company has established and continues to use a policy that provides a framework for foreign currency management,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  hedging strategies and defines approved hedging instruments. Hedging instruments may be used to minimize the gains and losses due to short-term foreign currency exchange rate fluctuations. The exposure that may be hedged in accordance with the Company's foreign exchange policy is limited to operational transaction exposure and is generally used only to balance out NOVA Chemicals' cash positions. Foreign currency risks resulting from the translation of assets and liabilities of foreign operations into NOVA Chemicals' functional currency were generally not hedged; however, the Company may hedge this risk under certain circumstances. NOVA Chemicals has not changed its policies as a result of the change in functional currency. To address the risks associated with now having the U.S. dollar as the Corporation's functional currency, NOVA Chemicals has:

  •
  Entered into a series of foreign currency forwards in January 2010, to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

  •
  Made an effort to review significant purchase and sales contracts and where possible negotiate payments be made in U.S. dollars to decrease foreign currency exposures on working capital balances.

  A sensitivity analysis is provided below for both before and after the Corporation entered into the foreign currency forwards.

  Foreign currency risks may also result from certain investing activities such as the acquisition and disposal of investments in foreign companies, and may be caused by financial liabilities in foreign currencies and loans in foreign currencies that are extended to affiliated entities for financing purposes. In recent years, these risks generally have not been hedged.

  NOVA Chemicals' subsidiaries and affiliated entities generally execute their operating activities in their respective local currencies. NOVA Chemicals historically has not used currency derivatives to hedge such payments.

  At Dec. 31, 2009 and 2008, NOVA Chemicals had no outstanding foreign currency derivative instruments.

  At Dec. 31, 2009 and 2008, INEOS NOVA had several short-term foreign currency swaps outstanding maturing through Jan. 14, 2010 and Jan. 29, 2009, respectively. NOVA Chemicals' 50% share of the swaps fair value was not material to the Consolidated Financial Statements.

  Transaction currency effects occur when NOVA Chemicals or one of its subsidiaries incurs monetary assets or liabilities in a currency different from its functional currency. Prior to the change in functional currency, these transaction gains and losses were recorded in Feedstock and operating cost (2008—$14 million gain) and Selling, general and administrative expenses (2008—$23 million gain) in the Consolidated Statements of Income (Loss). After Oct. 1, 2008, NOVA Chemicals presented the impact of the change in functional currency ($117 million gain) on a separate line in the Consolidated Statements of Income (Loss).

  NOVA Chemicals' investing, financing and operating activities continue to be exposed to currency risks which effective Oct. 1, 2008, includes both translation and transaction effects. As of Dec. 31, 2009 and 2008, NOVA Chemicals had a net monetary liability position of $675 million and $857 million, respectively, in non-U.S. dollar currencies at their respective current exchange rates. Each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the net liability by $5 million and $7 million after-tax, respectively. Any change in the Euro would not be material. Once the Cdn$250 million 7.85% notes are either locked at a forward exchange rate or paid off, each 1% weakening (strengthening) of the Canadian dollar against the U.S. dollar would decrease (increase) the value of the remaining net liability by $3 million after-tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Currency risks, as defined by CICA Section 3862, arise when a monetary financial instrument is denominated in a currency that is not the functional currency.

  STOCK PRICE VOLATILITY RISK MANAGEMENT

  Prior to July 6, 2009, NOVA Chemicals had three cash-settled, stock-based incentive compensation plans that were marked to market with changes in the value of the Corporation's common stock price. In November 2005, NOVA Chemicals entered into cash-settled share forward transactions to manage the exposure to fluctuations in stock-based compensation costs related to the stock-based compensation plans. Compensation costs associated with these plans fluctuated as a result of changes in the market price of the Corporation's common stock. The forward transactions were to be cash-settled by November 2008, based on the difference between the Corporation's common stock price on the NYSE, and the average execution price. In 2008, the Corporation extended the forward transactions until November 2009.

  The intention of these transactions was to give the same economic effect as if the Corporation had borrowed money, purchased NOVA Chemicals' common shares and held them as assets. As the stock price changed, the mark-to-market impact related to the stock—based compensation liability would be offset by the mark-to-market impact related to the forward transactions until such time as the stock price fell below the grant price of the stock-based compensation units. Due to the decline in the Corporation's share price in 2008 and 2009, these forward transactions were no longer an effective economic hedge.

  Unrealized gains and losses associated with the forward transactions were recorded as part of Selling, general and administrative expenses, offsetting unrealized gains or losses on the cash-settled stock-based incentive compensation plans. At Dec. 31, 2008, the mark-to-market value of the forward transactions was a $118 million unrealized loss, resulting in a liability which was reported in Accounts payable and accrued liabilities, since the forward transactions were due to expire in November 2008 and subsequently extended for a one-year term.

  The forward transactions included an interest component which was accrued and payable on settlement or extension of the forward transactions. Accrued interest for the initial three-year term totaling $29 million was paid in November 2008 when the forward transactions were extended.

  Prior to Dec. 31, 2008, the Corporation agreed to terminate one of the forward transactions for 1,300,000 notional common shares. This forward transaction was cash settled for $42 million in January 2009. The counterparty had the election to terminate the remaining forward transaction (2,312,100 notional common shares) if the closing price of NOVA Chemicals' common shares on any three consecutive trading days commencing Feb. 1, 2009, was $8 or less. This stock price trigger was met and the counterparty elected to terminate the agreement on Feb. 4, 2009. The Corporation paid the counterparty $88 million on Feb. 12, 2009.

  COMMODITY PRICE RISK MANAGEMENT

  NOVA Chemicals uses commodity-based derivatives to manage its exposure to price fluctuations on crude oil, refined products and natural gas transactions. The instruments are used to moderate the risk of adverse short-term price movements. Occasionally, longer-term positions will be taken to manage price risk for anticipated supply requirements. The extent to which commodity-based derivatives are used depends on market conditions and requires adherence to the Company's hedging policy. NOVA Chemicals limits its positions in futures markets to proprietary feedstock requirements and does not use derivative instruments for speculative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  Commodity swaps are sometimes used and designated as fair value hedges intended to hedge the fair value of NOVA Chemicals' crude inventory against changes in the market price. At inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes in the fair value of the hedged items. Unrealized gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting unrealized gains and losses on the hedged items, are included in income in the same accounting period within Feedstock and operating costs in the Consolidated Statements of Income (Loss). As of Dec. 31, 2009 and 2008, the Company had no outstanding commodity-based derivatives designated as fair value hedges.

  In addition, the Company utilizes options, swaps and futures instruments as economic hedges of commodity price exposures, but they either do not meet the hedge accounting criteria of CICA 3865 or are not designated as qualifying hedges. Gains and losses on commodity-based derivatives are included in Feedstock and operating costs in the Consolidated Statements of Income (Loss).

  The notional volume and fair value of outstanding derivative contracts for crude oil and refined products that do not qualify for hedge accounting are as follows:

	Dec. 31, 2009			Dec. 31, 2008
(millions of U.S. dollars, except as noted)	Crude oil	Propane	Butane	Crude oil	Propane	Butane
Notional volume—mm bbls	2.9	2.7	1.9	5.9	7.2	2.0
Weighted-average price per bbl	$88.61	$45.75	$72.25	$90.65	$50.28	$78.37
Fair value(1)	$16	$17	$(15)	$162	$(145)	$(82)
Term to maturity—months	1 - 36	1 - 36	4 - 36	1 - 48	1 - 48	4 - 48

  (1)
  Fair value at Dec. 31, 2008 does not include an adjustment for credit risk. EIC-173, was adopted on Jan. 1, 2009 and did not require restatement of prior periods

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan. 1–July 5, 2009
(millions of U.S. dollars)			2008	2007
	Successor	Predecessor
Unrealized gain (loss)	$51	$6	$(87)	$(21)
Realized (loss) gain	$(3)	$(1)	$(22)	$38

  NOVA Chemicals locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Changes in forward propane and butane prices as a percentage of forward crude oil prices and a decrease in the notional volumes drove the mark-to-market improvement in 2009 as compared to 2008. As of Dec. 31, 2009, each 10% change in the price of crude oil, propane and butane would impact the value of the Corporation's derivative contracts and change net income by approximately $14 million, $10 million and $5 million, after tax, respectively. As of Dec. 31, 2008, each 10% change in the price of crude oil, propane and butane would impact the value of the Corporation's derivative contracts and change net income by approximately $26 million, $15 million and $5 million, after tax, respectively. The sensitivity analysis of NOVA Chemicals' commodity derivative contracts does not consider any adjustments for credit risk. See below for further sensitivity analysis of NOVA Chemicals' primary feedstocks, which does not include the above commodity derivatives. There are no other items except as noted, that are excluded or partially excluded from this analysis. As of Dec. 31, 2009, the Corporation remains exposed to price risk on open commodity derivatives until their maturity. There have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  been no other changes in the Corporation's market risk exposure or how this risk is managed. Variable feedstocks are the single largest component of NOVA Chemicals' costs and account for 70-80% of the total cost of its products. NOVA Chemicals' primary feedstocks include ethane, propane, butane, crude oil and natural gas. Feedstock costs heavily influence the price of the Company's products and recently feedstock cost volatility has led to rapid changes in product prices.

  The following table illustrates how changes in various feedstock costs could affect NOVA Chemicals' after-tax income and other comprehensive income assuming all other factors are held constant. The sensitivity is based on 2009 actual consumption volumes (excluding hedged items and respective hedging instruments) and the periodic effects are determined by relating a reasonably possible change in the risk variables.

(millions of dollars, except as noted)	Change	Increase/Decrease in After-Tax Income	Increase/Decrease in Comprehensive Income
Crude oil	10%	$30	$30
Natural gas	10%	$28	$28
Propane	10%	$10	$10
Butane	10%	$25	$25

  INTEREST RATE RISK MANAGEMENT

  Interest rate risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in the market interest rates of long-term debt with fixed interest rates only affects net income if such debt is measured at fair value. All of NOVA Chemicals fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk.

  The Company manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to minimize its interest costs. When deemed appropriate, NOVA Chemicals enters into interest rate swap agreements to manage its interest rate price risk exposure on certain fixed-rate debt. The agreements generally involve the receipt of fixed-rate amounts in exchange for floating-rate LIBOR-based payments over the terms of the related debt. In 2009 and 2008, the Company had no floating-for-fixed interest rate swaps outstanding.

  In prior years, a series of interest rate swaps on $550 million of fixed-rate debt were liquidated, resulting in a before-tax gain of $40 million in total. The gains were deferred and were being recognized in income (loss) as a reduction of interest expense over the terms of the related debt instruments, of which $300 million matured in 2006 and $250 million matured in 2009. As a result of NOVA Chemicals adoption of CICA Section 3865, on Jan. 1, 2007 the deferred gain of $4 million was reclassified, on a prospective basis, from Accounts payable and accrued liabilities and Deferred credits and long-term liabilities to Long-term debt.

  For the disclosure of market risks, CICA Section 3862 requires a sensitivity analysis that shows the effects of reasonably possible changes in relevant risk variables on after-tax income and other comprehensive income. The periodic effects are determined by relating the reasonably possible changes in the risk variables to the balance of financial instruments at the reporting date. For purposes of this analysis, long-term debt balances as of Dec. 31, 2009, were used.

  Changes in market interest rates would affect interest expense of NOVA Chemicals' variable rate, long-term debt which is included in the sensitivity analysis calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  At Dec. 31, 2009, if interest rates at that date had been 0.5% higher, with all other variables held constant, after-tax income and comprehensive income for the year would have been $2 million lower, arising mainly as a result of higher interest expense on variable rate borrowings.

  LIQUIDITY RISK MANAGEMENT

  Liquidity risk is the risk that the Company will not have sufficient funds available to meet its liabilities. NOVA Chemicals seeks to maintain liquidity within a targeted range in the form of cash and undrawn revolving credit facilities to position the Company to make scheduled cash payments, pay down debt, ensure ready access to capital, and assist in the solvency and financial flexibility of Company operations. Adjustments to the liquidity reserve are made upon changes to economic conditions, anticipated future debt maturities, underlying risks inherent in Company operations and capital requirements to maintain and grow operations. Liquidity totaled $831 million at Dec. 31, 2009 and $573 million at Dec. 31, 2008. NOVA Chemicals primary objective has always been to focus on and monitor liquidity and cash flow.

  NOVA Chemicals' financial liabilities mature as follows:

	Dec. 31, 2009
(millions of dollars)	Due within 1 year	Due between 1 year and 5 years	Due after 5 years
Bank loans	$1	$—	$—
Current other liabilities (Note 9)	646	—	—
Long-term debt (Note 10)
Unsecured debentures and notes	239	800	800
Preferred shares	75	—	—
Other unsecured debt	3	20	17
Interest payments	156	471	238
Other long-term liabilities (Note 11)	—	39	381

	$1,120	$1,330	$1,436

  Repayment of amounts due within one year may be funded by cash flows from operations, cash on-hand, accounts receivable securitization programs, undrawn revolving credit facilities and internal actions taken to reduce costs and conserve cash. Capital market transactions may also be used in managing the balance between maturing obligations and available liquidity. The Company's future liquidity is dependent on factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing. For further discussion about NOVA Chemicals liquidity, see Revolving Credit Facilities and Covenants in Note 10.

  CREDIT RISK MANAGEMENT

  Counterparty credit risk on financial instruments arises from the possibility that a counterparty to an instrument in which NOVA Chemicals is entitled to receive payment fails to perform on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes that fair value of contracts with individual counterparties which are recorded in the Consolidated Financial Statements.

  For derivative financial instruments, NOVA Chemicals has established a limit on contingent exposure for each counterparty based on the counterparty's credit rating. Credit exposure is managed through credit approval and monitoring procedures. NOVA Chemicals does not anticipate that any counterparties it

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

22.   FINANCIAL INSTRUMENTS (Continued)

  currently transacts with will fail to meet their obligations. At Dec. 31, 2009 and Dec. 31, 2008, NOVA Chemicals had no credit exposure for foreign currency, interest rate or share-based instruments. At Dec. 31, 2009, NOVA Chemicals had $17 million credit exposure for commodity-based instruments (Dec. 31, 2008—$1 million).

  In order to manage credit and liquidity risk, NOVA Chemicals invests only in highly rated instruments that have maturities of nine months or less. Limits on the term of an investment, the type of investment and concentration limits per institution are established. Typically NOVA Chemicals invests only in overnight bank term deposits.

  Trade credit risk includes an unexpected loss in cash and earnings if a customer is unable to pay its obligations or the value of security provided declines. Concentration of credit risk relates primarily to the Corporation's receivables, as certain customer groups are located in the same geographic area and operate in the same industry. NOVA Chemicals monitors receivables based on two such concentrations: North America and Europe. At Dec. 31, 2009, approximately 88% of the Corporation's receivables were from North American customers and 12% were from customers in Europe. Trade receivables over 30 days were down from 5% at Dec. 31, 2008, to 3% at Dec. 31, 2009 of total trade receivables. NOVA Chemicals does not consider its trade receivables to be impaired. There is no current indication as of Dec. 31, 2009, that the debtors will not meet their obligations, but NOVA Chemicals continues to monitor all trade receivables. Bad debt write-offs during 2009 were also immaterial as a percentage of total revenue and in line with prior years' experience. The Corporation manages its credit risk relating to trade receivables through credit approval and monitoring procedures. NOVA Chemicals establishes and reviews limits for all active customers. Such limits are based on trade information, payment history, credit score, credit rating and financial analysis, where possible. All credit limits are subject to evaluation and revision at any time based on changes in levels of credit worthiness; sales orders cannot be processed unless a credit limit has been properly approved. Customer credit risk ratings range from low (companies with investment grade bond ratings and very strong financial conditions) to high business risk (companies with an unstable financial condition, a strong possibility of failure and slow payment). Accounts rated low risk are reviewed and approved every eighteen months (although a review may be accelerated if payment deterioration is noted) and accounts rated medium risk are reviewed and approved every twelve months. Upper level management approval is needed for customers with existing credit limits above $5 million. Accounts rated high risk are reviewed every six months. It is sometimes necessary to increase existing credit limits to accommodate rapid price increases. In those cases, NOVA Chemicals may grant temporary credit limit increases of up to 25%, subject to meeting certain conditions. High risk and high business risk accounts are not eligible for temporary credit limit increases. Customer accounts may be placed on "credit watch" when a slow payment trend is noticed and the account balance consistently goes beyond the approved payment terms or when credit limit review reveals the customer's financial condition is weakening. If necessary, NOVA Chemicals can utilize credit insurance programs to ensure payment. NOVA Chemicals may also request collateral when a customer does not meet the financial qualifications for the size credit limit requested or there is a political or economical risk of selling in a certain country. The most prominent forms of security used by NOVA Chemicals are letters of credit and personal or corporate guarantees. Letters of credit must be issued through acceptable banks with international standing. At Dec. 31, 2009, NOVA Chemicals held collateral of approximately $16 million in a combination of letters of credit and personal and corporate guarantees from various customers.

  The maximum exposure to credit risk is represented by the carrying amounts of the financial assets classified as loans and receivables in Note 22.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

  The Corporation prepares its consolidated financial statements in accordance with Canadian GAAP, which, in some respects, are different from U.S. GAAP. The effect of these differences on the Corporation's Consolidated Statements of Net Income (Loss) and Consolidated Balance Sheets are as follows:

			Year ended Dec. 31
	July 6–Dec. 31, 2009	Jan.1–July 5, 2009
(millions of dollars)			2008(1)(2)	2007(1)(2)
	Successor	Predecessor
Net (loss) income in accordance with Canadian GAAP	$(2)	$(239)	$(40)	$348
Add (deduct) adjustments for:
Derivative instruments and hedging activities(2)	—	—	12	(1)
Inventory costing(3)	—	—	—	7
Stock-based compensation(4)	—	(1)	4	3
Accounting for uncertainty in income taxes(5)	—	—	—	6

Net (loss) income in accordance with U.S. GAAP	$(2)	$(240)	$(24)	$363

Comprehensive (loss) income in accordance with Canadian GAAP	$3	$(235)	$(186)	$578
Add (deduct) adjustments to Canadian GAAP net income (loss) for:
Derivative instruments and hedging activities(2)	—	—	12	(1)
Inventory costing(3)	—	—	—	7
Stock-based compensation(4)	—	(1)	4	3
Accounting for uncertainty in income taxes(5)	—	—	—	6
Pension liability adjustments (less tax of $(3), $26, $(11) and $21, respectively)(6)	7	(45)	(34)	(45)

Comprehensive income (loss) in accordance with U.S. GAAP	$10	$(281)	$(204)	$548

	2009	2008	2007
Accumulated other comprehensive income
Unrealized loss on available-for-sale securities	$—	$—	$(1)
Unrealized gain on translation of self-sustaining foreign operations	5	462	609
Pension liability adjustments(6)	7	(161)	(127)

Accumulated other comprehensive income in accordance with U.S. GAAP	$12	$301	$481

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

December 31 (millions of dollars)	2009	2008(8)
Balance sheet items in accordance with U.S. GAAP(2)(7)
Current assets(3)	$1,310	$1,044
Intangibles and other assets(1)(6)	653	154
Property, plant, and equipment (net)(1)	3,570	2,808
Current liabilities(2)(5)	(997)	(1,163)
Long-term debt(2)	(1,512)	(1,270)
Deferred income taxes(1)(2)(3)(4)(5)(6)	(770)	(312)
Deferred credits and long-term liabilities(2)(4)(5)(6)	(454)	(515)

Common shareholders' equity(5)(6)	$1,800	$746

  There are no material reconciling items between Canadian GAAP and U.S. GAAP with respect to information in the consolidated statements of cash flows.

  NOVA Chemicals adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 805-10-65, Business Combinations—Overall—Transition and Open Effective Date Information, in connection with the push-down accounting treatment used for the IPIC transaction (see Note 3). This Section addresses application issues raised on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination; retains the fundamental requirements that the acquisition method of accounting be used for all business combinations and for the acquirer to be identified for each business combination; and improved reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable and relevant information for investors and other users of the financial statements. This Section requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial statement effect of the business combination. FASB ASC Section 805-10-65 is substantially the same as CICA 1582 and therefore no U.S. GAAP differences exist with respect to NOVA Chemicals application of push-down accounting for the IPIC transaction.

  Also in connection with the push-down accounting treatment used for the IPIC transaction, NOVA Chemicals adopted Accounting Standards Update (ASU) No. 2009-5, Fair Value Measurements and Disclosures (Topic 820). ASU No. 2009-5 provides clarification on methodology required to measure fair value in certain circumstances in which a quoted market price in an active market for an identical liability is not available, and allows a valuation technique that uses the quoted market price of the identical liability when traded as an asset. NOVA Chemicals applied this methodology when valuing its senior notes as described in Note 3.

  (1)
  Start-up Costs.    Prior to Jan. 1, 2009, Canadian GAAP provided that when an entity starts up a new facility or entity, expenditures incurred during the pre-operating period may be deferred when certain criteria are met. Under U.S. GAAP, all costs (except interest on constructed assets) associated with start-up activities must be expensed as incurred. On Jan. 1, 2009, NOVA Chemicals adopted CICA 3064 (see Note 2), which harmonizes Canadian GAAP and U.S. GAAP in accounting for start-up costs. Prior periods have been restated to reflect this change.

  (2)
  Derivative Instruments and Hedging Activities.    CICA 3855 harmonizes Canadian and U.S. GAAP by establishing standards for recognition and measurement of financial assets, liabilities and non-financial derivatives. CICA 3865 harmonizes Canadian GAAP with U.S. GAAP FASB ASC Topic 815, Derivatives and Hedging, by establishing standards for when and how hedge accounting may be applied and recorded. Certain differences that existed before the implementation of the above standards on Jan. 1, 2007, pertaining to the termination of interest rate swaps in 2002, continue to be reconciling items between Canadian

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

23.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

    GAAP and U.S. GAAP. The 2008 U.S. GAAP adjustment was a loss of $1 million (2007—$(1)); U.S. GAAP FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring the fair value of financial assets and liabilities. In October 2008, FASB ASC paragraph 820-10-65-2, Fair Value Measurements and Disclosures—Overall—Transition and Open Effective Date Information, was issued to clarify the application of FASB ASC Topic 820. In particular, FASB ASC Topic 820 requires a company to consider its own credit risk and the credit risk of a counterparty when determining the fair value of a derivative instrument. Canadian GAAP issued EIC 173 in January 2009 which harmonized this aspect of FASB ASC Topic 820 with Canadian GAAP. Because EIC 173 was not effective for Canadian GAAP until Jan. 12, 2009, and NOVA Chemicals elected not to early adopt this standard, a GAAP difference existed at Dec. 31, 2008. As a result, the Company recognized $18 million in income ($12 million after-tax) during 2008 to properly reflect credit risk valuation adjustments on its mark-to-market feedstock derivatives, as required by FASB ASC Topic 820. No further U.S. GAAP difference exists in 2009. For information regarding the Corporation's use of derivatives and hedging activities under Canadian GAAP, see Note 22.

  (3)
  Inventory Costing.    Prior to Jan. 1, 2008, Canadian GAAP allowed fixed overhead costs associated with production activities to be expensed during the period; whereas, U.S. GAAP requires an allocation of fixed production overhead to inventory under FASB ASC Section 330-10-30, Inventory—Overall—Initial Measurement. On Jan. 1, 2008, NOVA Chemicals adopted CICA 3031 (see Note 2), which harmonizes Canadian GAAP and U.S. GAAP in accounting for inventories. Therefore, as of Jan. 1, 2008, no further U.S. GAAP difference exists.

  (4)
  Stock-based compensation.    Under Canadian GAAP, the Employee Incentive Stock Option Plan is measured using a fair-value based method, while the Equity Appreciation Plan and the Restricted Stock Unit Plan are classified as liability instruments and are marked to market based on intrinsic value. U.S. GAAP, FASB ASC Topic 718, Compensation—Stock Compensation, requires the share-based compensation transactions be accounted for using a fair-value based method, such as the Black Scholes method. The fair value of awards classified as liability instruments must be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. All stock-based compensation plans were terminated upon closing of the IPIC transaction.

  (5)
  Income Taxes.    FASB ASC Section 740-10-25, Income Taxes—Overall—Recognition, clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized. An entity is required to recognize the best estimate of a tax position if that position is more likely than not to be sustained upon examination, based solely on the technical merits of the position. NOVA Chemicals adopted the provisions of FASB ASC Section 740-10-25 on Jan. 1, 2007, at which time a FASB ASC Section 740-10-25 liability of $36 million was recognized by reclassifying $34 million out of deferred tax liability and $4 million from the current tax liability. This resulted in a $6 million increase in the liability for unrecognized tax benefits and was accounted for as a reduction to the Jan. 1, 2007, U.S. GAAP balance in reinvested earnings. During 2007, these differences have reversed and resulted in a $6 million decrease in tax expense for U.S. GAAP purposes. NOVA Chemicals has a tax reserve, which is available to settle periodic tax disputes and ongoing tax adjustments. In 2009, the liability was increased by $22 million, with an additional $2 million reclassified from existing deferred taxes. It is NOVA Chemicals' policy to recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense. At Dec. 31, 2009, NOVA Chemicals had approximately $4 million accrued for the payment of interest and penalties.

  (6)
  Pension Liability Adjustment.    FASB ASC Topic 715, Compensation—Retirement Benefits, requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income (loss). At Dec. 31, 2007, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post-retirement liability by $66 million, resulting in a charge of $45 million (net of tax) to OCI. At Dec. 31, 2008, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post-retirement liability by $23 million, resulting in a charge of $34 million (net of tax) to OCI. For the period from Jan. 1, 2009 to July 5, 2009, NOVA Chemicals increased its FASB ASC Section 715-20-55 pension and post retirement liability by $71 million, resulting in a charge of $45 million (net of tax) to OCI. As a result of push-down accounting in connection with the IPIC acquisition (see Note 3), all previously unrecognized FASB ASC Section 715-20-55 amounts were recorded on the Canadian GAAP consolidated balance sheet. During the period from July 6, 2009 to Dec. 31, 2009 (post IPIC acquisition), NOVA Chemicals decreased its FASB ASC Section 715-20-55 pension and post-retirement liability by $10 million, resulting in a credit of $7 million (net of tax) to OCI.

  (7)
  Joint Ventures.    NOVA Chemicals accounts for its interests in joint ventures using the proportionate consolidation method under Canadian GAAP. As permitted by specific U.S. SEC exemptions, adjustments to reflect equity accounting, as required under U.S. GAAP, have not been made. The equity method would not result in any changes in NOVA Chemicals' net income (loss) or shareholders' equity; however, all assets, liabilities, revenue, expenses and most cash flow items would decrease when compared to the amounts that are presented using proportionate consolidation.

  (8)
  Certain comparative figures have been reclassified to conform with current periods' presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

24.   NEW ACCOUNTING PRONOUNCEMENTS

  Canadian GAAP

  Certain Canadian accounting standards and interpretations have been issued that are not required to be adopted until after Dec. 31, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals accounting policies or on the presentation of the Consolidated Financial Statements are amendments to CICA 3855, which provide guidance on application of the effective interest method; and EIC 175, Multiple Deliverable Revenue Arrangements, which addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The amendments to CICA 3855 and new EIC are not required to be adopted by NOVA Chemicals until January 2010 and January 2011, respectively, and are currently being evaluated.

  Transition to IFRS

  In October 2009, the Canadian Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft which confirmed that the use of International Financial Accounting Standards ("IFRS") will be required for interim and annual financial statements of publicly accountable enterprises relating to fiscal years beginning on or after Jan. 1, 2011. IFRS will replace Canadian GAAP for listed companies and other profit oriented enterprises that are responsible to large or diverse groups of stakeholders. We will be adopting IFRS commencing Jan. 1, 2011 and will publish our first consolidated financial statements prepared in accordance with IFRS for the quarter ended Mar. 31, 2011. These interim financial statements will include comparative data for the comparative quarter of the prior year and an opening statement of financial position on the date of transition to IFRS.

  We developed our IFRS convergence plan in 2008 and are continuing to assess the impacts of adopting IFRS with regard to our financial reporting, information technology, business policies and our control environment. An IFRS Technical Steering Team was established in 2008 to provide overall project governance and approval of decisions on accounting policies and selection of optional exemptions. As a result of the IPIC acquisition, the framework of our IFRS convergence plan now includes the requirement that policy decisions need to be in compliance with accounting and disclosure policies of IPIC. All accounting policy determinations are reviewed and discussed with the our external auditors to confirm our interpretation of the standards.

  U.S. GAAP

  Certain U.S. accounting standards and interpretations have been issued that are not required to be adopted until after Dec. 31, 2009, and have not been early adopted by NOVA Chemicals. Pronouncements which may have a future impact on NOVA Chemicals' accounting policies or on the presentation of the Consolidated Financial Statements are ASU No 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. These new standards are not required to be adopted by NOVA Chemicals until Jan. 1, 2010, and are currently being evaluated.

25.   SUBSEQUENT EVENTS

  FOREIGN CURRENCY FORWARD TRANSACTIONS (Note 22)

  In January 2010, NOVA Chemicals entered into a series of foreign currency forwards to effectively hedge the foreign currency exposure on the Canadian $250 million 7.85% notes due in August 2010. The foreign currency forwards lock in repayment of the Canadian $250 million 7.85% notes at U.S. $237 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All amounts in U.S. dollars, unless otherwise noted.

25.   SUBSEQUENT EVENTS (Continued)

  ACCOUNTS RECEIVABLE SECURITIZATION PROGRAMS (Note 4)

  In February 2010, the Corporation entered into two new accounts receivable securitization programs (one in the U.S. and one in Canada) to replace the prior programs before they expired. The new programs expire in February 2012 and each allow for a maximum funding of $100 million. The programs in existence at Dec. 31, 2009 are governed by the same financial covenants as the total return swap and the new programs entered into in February 2010 are governed by the same financial covenants as the senior secured revolving credit facility (see Note 10).

  UNION PIPELINE PROJECT

  In February 2010, NOVA Chemicals and Buckeye Partners L.P. announced the signing of a memorandum of understanding regarding the evaluation and possible development of a mixed natural gas liquids pipeline from the Marcellus Basin in Pennsylvania to the refining and petrochemical complex in the Sarnia-Lambton area in Ontario, Canada. NOVA Chemicals hopes to be able to secure long-term competitive petrochemical feedstock supply via this Union Pipeline Project.